SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM 10-KSB
                                 (Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the fiscal year ended February 28, 1998

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NOT FEE REQUIRED]
      For the transition period form ____________ to ____________

                        Commission file No. 33-98682

                         JD AMERICAN WORKWEAR, INC.
           (Exact name of registrant as specified in its charter)

               Delaware                              05-046010
   (State or other jurisdiction of                (I.R.S. Employer
    incorporation or organization)               Identification No.)

46 Old Flat River Road Coventry, Rhode Island          02816
   (Address of principal executive offices)          (Zip Code)

Registrant's telephone number, including area code: (401) 397-6800

Securities registered pursuant to Section 12(b) of the Act:  None

Securities registered pursuant to Section 12(g) of the Act:  None

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
      Yes   [X]      No   [ ]

      Check if there is no disclosure of delinquent filings pursuant to Item 405 of Regulation S-K contained herein, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any
amendment to this Form 10-KSB.   [X]

      State the issuer's revenues for its most recent fiscal year: $ 482,880

      The aggregate market value of the voting and non-voting common equity of the registrant held by non-affiliates of the registrant at May 19, 1998 was approximately $5,164,767 based upon the closing sale price of $4.50 for the Registrant's Common Stock, $.002 par value, as reported by the National Association of Securities Dealers OTC Bulletin Board on May 19, 1998.

      As of May 15, 1998 the registrant had 1,984,899 shares of Common Stock, $.002 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:   None


                         JD AMERICAN WORKWEAR, INC.

                        Annual Report on Form 10-KSB
                 For the Fiscal Year Ended February 28, 1998

                              TABLE OF CONTENTS

                                                                      Page
                                                                      ----

                                   PART I
Item 1.  Business                                                       3
Item 2.  Properties                                                    16
Item 3.  Legal Proceedings                                             16
Item 4.  Submission of Matters to Vote of Securities Holders           16

                                   PART II
Item 5.  Market for the Registrant's Common Stock and
         Related Security Holder Matters                               17
Item 6.  Management's Discussion and Analysis of Financial
         Condition and Results of Operations                           18
Item 7.  Financial Statements                                          22
Item 8.  Changes in and Disagreements with Accountants
         on Accounting and Financial Disclosure                        22

                                  PART III
Item 9.  Directors, Executive Officers, Promoters, and
         Control Persons; Compliance with Section 16(a)
         of Exchange Act                                               23
Item 10. Executive Compensation                                        25
Item 11. Security Ownership of Certain Beneficial Owners and
         Management                                                    28
Item 12. Certain Relationships and Related Transactions                31

                                   PART IV
Item 13. Exhibit List and Reports on Form 8-K                          33


                                   PART I

ITEM 1.      BUSINESS.

Recent Developments

      Private Placement of Series A Preferred Stock. In December, 1997, the Company completed a private placement of $782,500 of Series A 10% Manditorily Convertible Preferred Stock. The Series A Preferred Stock is convertible, at the option of the holder, into shares of the Company's Common Stock at an initial conversion rate equal to 1,000 shares of Common Stock for each share of Series A Preferred Stock (representing a conversion price of $2.50 per share of Common Stock), subject to adjustment. A significant portion of the proceeds of this offering were used to increase production of finished goods inventory, repay principal and accrued interest on outstanding short term borrowings, fund marketing and sales programs, settle overdue accounts payable and accrued liabilities, and for working capital.

      The Series A Preferred Stock entitles the holders thereof to receive, when and as declared by the Company's Board, cumulative cash dividends in preference to the payment of dividends on all other shares of capital stock of the Company; however the Company has the option of making payment of the semi-annual dividends on the Series B Preferred Stock either in cash or by issuing additional shares of Series A Preferred Stock. Each holder of Series A Preferred Stock is entitled to vote on all Company matters and is entitled to the number of votes equal to the largest number of full shares of Common Stock into which such shares of Series A Preferred Stock are convertible.

      The Company has agreed to file a registration statement, no later than July 15, 1998, to register the public resale of the Common Stock issued on
conversion of the Series A Preferred Stock.   At the time this registration
statement is declared effective by the SEC, the Series A Preferred Stock
will automatically convert into Common Stock.   The Company has agreed to
maintain the effectiveness of this registration statement until March 15, 1999.

      Private Placement of Series B Preferred Stock. On April 9, 1998, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with The Union Labor Life Insurance Company, a Maryland corporation ("ULLICO"), and certain additional agreements related to the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, the Company issued to ULLICO 2,500 shares of Series B 12% Cumulative Convertible
Preferred Stock, $.001 par value (the "Series B Preferred Stock").   As a
part of the issuance of the Series B Preferred Stock, the Company also issued to ULLICO a detached ten-year stock purchase warrant to purchase 799,000 shares of Common Stock at an exercise price of $.01 per share (the "Investor Warrant"). The aggregate purchase price for the Series B Preferred Stock and the Investor Warrant was $2,500,000. The Company will use the net proceeds to facilitate and expand a program of union labor manufacturing of its products, to repay certain notes payable and long-term debt, and for sales and administrative salaries, product development, sales and marketing expense, and other general corporate purposes.

      The Series B Preferred Stock is convertible, at the option of the holder, into the number of shares of Common Stock which results from dividing the Conversion Price into $1,000 for each share of Series B Preferred Stock being converted. The Conversion Price shall be $5.00, subject to adjustment.

      The Series B Preferred Stock entitles ULLICO to receive, when and as declared by the Company's Board, cumulative cash dividends in preference to the payment of dividends on all other shares of capital stock of the Company. During the two-year period following issuance of the Series B Preferred Stock (the "PIK Period") the Company has the option of making payment of the semi-annual dividends on the Series B Preferred Stock either in cash or by issuing additional shares of Series B Preferred Stock ("PIK Dividends"). In the event the Company elects to pay dividends in shares of Series B Preferred Stock, the Company is required to issue additional detached ten-year dividend warrants (the "Dividend Warrants") to purchase 54,000 shares of Common Stock at an exercise price of $.01 per share for each semi-annual dividend period that PIK Dividends are paid. During the PIK Period the Company may not pay or declare cash dividends on any stock other than the Series B Preferred Stock. Unless full dividends on the Series B Preferred Stock for all past dividend periods and the then current period shall have been paid or declared and a sufficient sum for the payment thereof set aside in trust for the Series B Preferred Stock Holders, no dividend (other than a dividend payable solely in Common Stock) shall be paid or declared, and no distribution made, on any other shares of stock.

      The Company may, at its own option and at any time after the third anniversary of the original issuance of the Series B Preferred Stock, redeem the Series B Preferred Stock, in whole but not in part. In such event, the Company is obligated to pay holders of the Series B Preferred Stock the investment value per share, plus a redemption premium equal to a 20%
internal rate of return on the investment value.   A mandatory redemption of
1,250 shares of Series B Preferred Stock is required on each of the first business days of April 2004 and 2005.

      Each holder of Series B Preferred Stock is entitled to vote on all Company matters and is entitled to the number of votes equal to the largest number of full shares of Common Stock into which such shares of Series B Preferred Stock are convertible. The Series B Preferred Stock holders shall be entitled to elect one director out of the seven authorized directors of the Company's board and one director out of the three directors comprising the Company's Compensation Committee. If certain events occur or do not occur, such as the failure to pay either a PIK Dividend or cash dividend to the Series B Preferred Stock holders, the holders of the Series B Preferred Stock shall be entitled, immediately upon giving written notice, to elect the smallest number of directors that will constitute a majority of the authorized number of directors.

      The Company and ULLICO entered into a Registration Rights Agreement dated April 9, 1998 which requires the Company, upon written request, to file a registration statement for the public resale of the Common Stock issued on conversion of the Series B Preferred Stock. The Company is required to file and cause to become effective a maximum of two registration statements, excluding registration statements on Form S-3. The Company shall not be obligated to effect more than one registration and Form S-3 during any six-month period and shall be obligated to file and cause to become effective no more than six registration statements on Form S-3. No registration statement is required to be filed unless the proposed public offering price of the securities under such registration shall be at least $5 million (prior to deducting underwriting discounts and commissions).
The Registration Rights Agreement also provides for incidental registration.

      Increase in Authorized Capital. On April 15, 1998, the shareholders of the Company approved an amendment to the Company's Certificate of Incorporation that would increase the number of authorized shares of Common Stock of the Company from 4,500,000 shares to 7,500,000 shares.

Forward Looking Statements

      When used in this report, the works "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. Current stockholders and prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. Such factors are described under the headings "Business-Certain Considerations", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto.

General

      The Company is primarily engaged in the business of designing, manufacturing, marketing and selling commercial and industrial workwear products. The Company was incorporated in Rhode Island in 1991 under the name Jaque Dubois, Inc. and was re-incorporated in Delaware in 1994. In July 1995, the Company's name was changed to JD American Workwear, Inc. The Company's industrial workwear products consist of a complete line of commercial and industrial footwear and workwear highlighted by its two key proprietary safety products, denim safety work jeans ("JD Safety Work Jeans[TM]") and cotton/poly blend uniform style Safety Work Pants ("JD Safety Uniform Pants[TM]"). The Company's initial product, JD Safety Work Jeans, was designed and patented by David N. DeBaene, the Company's founder and President. The Company was recently awarded a second patent with respect to certain unique functional characteristics of its Safety Uniform Pants. See "BUSINESS - Patents and Proprietary Rights." The Company markets its products throughout the United States and internationally principally for industrial and manufacturing applications.

The Industrial and Commercial Uniform Workwear Market

      According to Moody's Industry Review (May 1995) the industrial and commercial uniform work clothing market represents approximately $14.6 billion in annual sales. This market consists of thousands of businesses with uniformed workers engaged in diverse fields such as agriculture, chemicals, mining and exploration, manufacturing and fabrication, transportation and shipping, pest control, utilities, flooring and carpeting, construction and mechanical trades, and business and repair services. There are approximately 45 million "blue collar" workers in the United States in these industries. One common theme among these industries is that they employ large work forces who spend a portion of their time bending and kneeling on various surfaces, but do not spend enough time doing so to make wearing external knee pads practical. In addition to being impractical, external knee pads are cumbersome, and may cause circulation problems.

Business Strategy

      The Company's objective is to become a leading provider of safety workwear products. To achieve this objective, the Company is pursuing a business strategy which includes the following principal elements: (i) expand product acceptance for its proprietary products - JD Safety Work Jeans and JD Safety Uniform Pants; (ii) identify and pursue customers with large manufacturing and construction bases of employees and safety requirements, and (iii) offer a complete line of industrial workwear to complement its proprietary core products.

      Expand product acceptance for its proprietary products - JD Safety
Work Jeans, and  JD Safety Uniform Pants.   To create brand awareness and
name recognition and ultimately achieve product acceptance of JD Safety Work Jeans and JD Safety Uniform Pants, the Company will continue to attend numerous tradeshows and safety seminars, advertise in targeted trade journals and the general media, make direct mailings to customer lists and
develop its team of independent distributors and sales agents.   The Company
has also commenced an awareness program with safety related agencies and trade groups such as NIOSH, OSHA and the National Safety Council. The Company also intends to strengthen its relationships with various labor unions and contractors associations.

      Identify and pursue customers with large manufacturing and construction bases of employees and safety requirements. The Company's sales and marketing efforts are focused primarily towards safety directors and loss control and ergonomics specialists of industrial and commercial businesses. Management believes that such sales and marketing efforts will encourage the purchase and use of the Company's products by such businesses.

      Offer a complete line of industrial workwear to complement its proprietary core products. In response to customer demands, the Company has identified an opportunity to fulfill the greater needs of its customer base with an expanded line of products in addition to its Safety Uniform Pant and
Safety Work Jean.   The Company has demonstrated it can deliver its
customers nationally recognized brand products at a reduced cost and greater personal service with a direct sales force. Accordingly, the Company has entered into supply arrangements with several manufacturers to supply a complete line of industrial workwear.

Products and Features

      The Company offers three types of products: JD Safety Work Jeans, JD Safety Uniform Pants and Private Label Conventional Workwear. For the fiscal year ended February 28, 1998, sales of the JD Safety Work Jeans accounted for approximately 55% of revenues while sales of JD Safety Uniform Pants accounted for approximately 24%. For the fiscal year ended February 28, 1997, sales of the JD Safety Work Jeans accounted for approximately 62% of revenues while sales of JD Safety Uniform Pants accounted for approximately 31%. Sales of private label workwear and footwear represented approximately 17% of the Company's revenues during the year ended February 28, 1998, and approximately 7% during the fiscal year ended February 28, 1997.

      JD Safety Work Jeans. JD Safety Work Jeans are constructed of heavy denim and leather, are designed for worker protection, durability and comfort and are machine washable. They are produced from 100% American made materials manufactured in America to the Company's strict design specifications and typically retail in the $35 to $39 price range. The Company's sales to catalogs and retailers are at a lower price than the
retail price.   JD Safety Work Jeans feature a permanent built-in closed
cell polymer padding in the knee area secured in place by a moisture resistant protective leather sheathing, providing a cushion between the knee and any work surface. This feature offers protection and comfort when kneeling or leaning on surfaces that are hard, damp, cold, slippery or rough. JD Safety Work Jeans also feature high quality leather sheathing strategically placed on the seat creating a surface which is extremely durable, pliable and slip resistant. The Company believes that JD Safety Work Jeans increase job productivity by offering the wearer a high level of protection with much greater ease of movement than found in conventional (external) knee pads. Independent lab tests performed at various times from 1993 through the date of this report have demonstrated that JD Safety Work Jeans are more durable and more protective than most workwear, as measured against accepted industry standards. Certain functional properties of JD Safety Work Jeans are protected by a patent issued in 1991. JD Safety Work Jeans are offered in fifty-five sizes.

      JD Safety Uniform Pants. JD Safety Uniform Pants are cotton/poly blend uniform style work pants which incorporate many of the unique features and concepts of JD Safety Work Jeans. JD Safety Uniform Pants were developed following substantial materials research and testing and are durable enough to withstand repeated high temperature industrial laundering. Like JD Safety Work Jeans, they are designed for worker protection, durability and comfort, are produced from 100% American made materials and are manufactured in America to the Company's exact design specifications and typically retail in the $35 to $39 price range. The Company's sales to catalogs and retailers are at a lower price than the retail price. JD Safety Uniform Pants also feature a permanent built-in closed cell polymer padding in the knee area covered by a unique proprietary protective sheathing material developed by the Company. This material will not absorb most liquids commonly encountered by industrial workers, such as water, pesticides, petroleum fuels, and many chemicals. In addition this sheathing material is extremely durable, highly resistant to abrasion, punctures and tears. The Company developed this product to meet what it believes is a large and unmet need for work clothes with the protection, comfort and durability of JD Safety Uniform Pants. JD Safety Uniform Pants are offered in fifty-five sizes, and in five different colors.

      Private Label Conventional Workwear. In addition to its proprietary work jeans and uniform pants described above, the Company also offers a complete line of conventional workwear including plain uniform style pants, utility shorts, jeans, industrial shirts, footwear, sportswear, activewear
and related products.   These products are all quality products obtained
from leading vendors and are manufactured to the Company's specifications, but do not incorporate any of the proprietary features of the JD Safety Work Jeans or JD Safety Uniform Pants.

Manufacturing and Sources of Supply

      Proprietary Products. The Company's JD Safety Work Jeans and JD Safety Uniform Pants are manufactured in the United States exclusively from raw materials produced in the United States. Some of the component parts and subassemblies are manufactured by the Company, however, final assembly is performed by outside contractors. The Company's proprietary products are manufactured to strict Company specifications. Historically, the Company had a manufacturing arrangement with Reed Manufacturing Co., Inc. ("Reed") pursuant to which Reed manufactured both the JD Safety Work Jeans and JD Safety Uniform Pants to the Company's specifications. In December, 1997, in contemplation of an equity investment by ULLICO, the Company began producing JD Safety Work Jeans and JD Safety Work Uniform Pants in contractor facilities covered by collective bargaining agreements. As a result, the Company has established manufacturing relationships with Fine Vines, Inc. ("Fine Vines") and East Texas Sportswear, Inc ("East Texas Sportswear").
The Company also continues to use Reed to produce certain products.

      The Company's manufacturing arrangements with Fine Vines and East Texas Sportswear provide more operational flexibility than that offered by other manufacturers used by the Company in the past. Although the Company has incurred additional start up costs and surcharges and slightly higher initial unit costs in entering into these manufacturing arrangements, these arrangements will enable the Company to order smaller and more consistent production runs in a given pant size, which will increase manufacturing efficiencies and decreasing the Company's unit costs over time.

      The Company believes that its supply arrangements with a limited number of manufacturers provides consistency and quality of its products. While the Company believes that the interruption of production of these products, without sufficient notice, would have a material adverse effect on the Company's operations until alternative sources are secured, it also believes that there are adequate alternative sources of manufacturing
services.   However, if the Company were to receive sufficient notice, it believes that it can obtain manufacturing services from a variety of sources

      The Company may in the future seek to establish relationships with other manufacturing facilities having full scale capabilities to handle the Company's product line. The Company intends that all of its products will be manufactured inside the United States.

      Conventional Workwear. The Company has agreements with several suppliers for its conventional uniform workwear, including Reed, Fine Vines and East Texas Sportwear. The Company's conventional workwear products are
manufactured to strict Company specifications.   Management of the Company
believes that there are adequate alternative sources of these products should the Company be unable to obtain these products from any one source.

      Raw Materials. Raw materials used in the manufacture of JD Safety Work Jeans consist of denim fabric, leather sheathing and closed cell polymer foam padding, each of which is supplied by several established sources. The raw materials used in the manufacture of JD Safety Uniform Pants consists of twill fabrics (cotton/polyester blends), closed cell polymer foam padding, and a proprietary mill fabric sheathing composed of products which are commonly available. None of the principal raw materials used by the Company in the manufacture of its products are limited by critical supply or single origins. The Company's principal suppliers are Swift Textiles, Columbus, GA (denim), Blackhawk Leather, Milwaukee, WI (leather); Manufacturer's Rubber and Supply, Merrimac, MA, (foam padding) and Brookwood Industries, New York, NY (sheathing).

      Most of the raw materials and components required by the Company are supplied by the Company to its manufacturers under a consignment arrangement. The lead time between ordering and receipt of raw materials varies with the materials involved, but generally ranges from three weeks to six weeks. Generally, the Company must make advance purchases of most component raw materials for the JD Safety Work Jeans and JD Safety Uniform Pants. These raw materials include padding for the knees, sheathing for the knees and buttocks as well as the twill fabric for the Safety Uniform Pants. The Company has not experienced any difficulties in obtaining raw materials on commercially reasonable terms, however, the disruption of its supply of these materials would have a material adverse effect on the Company's operations.

Quality Control

      Management believes that maintaining high quality manufacturing standards is important to its competitive position and also believes that the Company has developed a reputation for high quality products. The Company maintains quality control systems and procedures which it reviews with its manufacturing personnel and which it modifies as appropriate. The Company's quality control systems and procedures include inspection of each fully assembled pant to verify performance and safety features.

Marketing and Sales

      The Company's JD Safety Work Jeans and JD Safety Uniform Pants and its private label conventional workwear are marketed and sold through network of distributors and independent sales representatives. In addition, the Company's senior management devotes a substantial amount of time to the overall coordination of the Company's sales to distributors, as well as to the Company's direct sales.

      Currently, the Company's marketing and sales efforts are segmented into the following general categories (i) direct marketing sales, (ii) catalog sales, and (iii) distributor sales, each of which is described below.

      Direct Marketing Sales. The Company advertises and markets its products through direct mailings, participation and exhibition of products at industrial trade shows, personal solicitations at businesses which have been identified as likely purchasers of the Company's products and industry referrals. In May and October, 1997, the Company's JD Safety Work Jeans and JD Safety Uniform Pants were featured in mailers sent by Mason Shoe Company as a companion insert to Mason's own footwear catalog, to a significant portion of Mason's retail customer base of approximately 2 million mechanics, tradesmen and other blue collar workers. In February, 1997, the Company's JD Safety Work Jeans were featured in a direct mail marketing syndication with several major gasoline credit card companies. For the fiscal years ended February 28, 1998 and 1997, direct marketing sales accounted for approximately 75% and 20%, respectively, of the Company's total revenues.

      The Company maintains a proprietary mailing list derived from various sources consisting of both established customers and persons responding to advertisements in trade magazines and similar publications. The Company makes several mailings to this list annually. The Company intends to continue to aggressively pursue direct marketing opportunities as its customer base and product line grow.

      Catalog Sales. The Company's JD Safety Work Jeans and JD Safety Uniform Pants are sold to several catalog merchants for resale to consumers. The Company's Proprietary Safety Workwear are featured in current issues of JC Penney Catalog, JC Penney Workwear Catalog, Sears Workwear Catalog, Modern Farm, Wear Guard, The Sportsmans' Guide, Delta Safety Products, Ergo Shop, and Masterman's. Approximately twenty million copies of the JC Penney Catalog displaying JD SafetyWork Jeans will be mailed semi-annually commencing in June 1998. Sales to catalog merchants accounted for approximately 8% of revenues for the fiscal year ended February 28, 1998 and approximately 42% for fiscal 1997.

      Distributor Sales. The Company's JD Safety Work Jeans and JD Safety Uniform Pants are sold to several distributors for resale to consumers. The Company's distributor network consists of five domestic distributors. Typically, distributors maintain inventory in order to offer rapid delivery to their customers. Sales to distributors accounted for approximately 17% of revenues for the fiscal year ended February 28, 1998 versus 38% of total revenues for the fiscal year ended February 28, 1997.

      In April 1995, the Company signed a five year agreement with Shawnmark Industries, Inc. ("Shawnmark") giving Shawnmark exclusive rights to sell the Company's JD Safety Uniform Pants to the golf course industry. Based upon the favorable response received by Shawnmark in connection with its initial sales and promotional activities the Company agreed in July 1995 to expand the coverage of the exclusivity with Shawnmark to companies in the following industries throughout the United States: (1) country clubs, including pro shops; (2) landscaping/nursery business; (3) federal, state and municipal parks and recreation departments; (4) seed, sod and turf producers and installers; and (5) irrigation and sprinkler systems.

Independent Sales Representatives and Sales Arrangements

      Since January 1993, the Company has been building a team of independent sales representatives, regional sales directors, and sales agents. The Company has established a representative network based principally upon industry grouping of the account types which the representative may solicit. While certain agreements also restrict the territory in which a representative can solicit designated accounts, most agreements simply limit the type of accounts which may be solicited. Other accounts cannot be solicited without the prior approval of the Company.
For instance, one sales representative covers building supply distributors, while another representative covers discount chains and retail clothing stores. All representatives receive a commission of between 5.75% and 7% of collected sales. This commission rate is reduced on integrated accounts (i.e., accounts where the representative makes the introduction but management assists in closing the sale). Currently, the Company has a total of five active independent representatives covering a broad spectrum of industries. In addition, certain of the Company's representatives have been given exclusivity with respect to particular industries.

Competition

      The principal competitive factors in the Company's markets include innovative product design, product quality, value, product performance, durability, availability, established customer relationships, name recognition, distribution and price. The Company competes principally on the basis of innovative product design, quality, product performance and value.

      The Company competes against a number of companies, many of which have longer operating histories, established markets and far greater financial, advertising, research and development, manufacturing, marketing, personnel and other resources than the Company currently has or may reasonably be expected to have in the foreseeable future. This competition may have an adverse effect on the ability of the Company to scale up and expand its operations or operate profitability. Dominant competitors of conventional workwear include Carhart Industries, Red Kap Industries a division of VF Corp., Cintas Corp. and Angelica Corp. The Company believes that its competitors may be engaged in the development and marketing of products similar to those being developed and marketed by the Company. Accordingly, some of these companies may launch products competitive with those currently offered or under development by the Company. No assurances can be given that the Company will be able to compete successfully.

Patents and Proprietary Rights

      Certain functional features of the JD Safety Work Jeans are covered by a U.S. Patent No. 5,038,408 issued in 1991 (the "Jean Patent"). While the Jean Patent offers a certain degree of protection, there can be no assurance that it will provide the Company with any meaningful competitive advantages. The Jean Patent was issued to David N. DeBaene and was thereupon assigned to the Company in January 1995. In connection with the assignment the Company agreed to pay Mr. DeBaene $50,000 for the Jean Patent. The Jean Patent expires in the year 2008, seventeen years from the date of issuance.

      In June 1997, the Company was granted U.S. Patent No. 5,634,215 covering certain functional features of its JD Safety Uniform Pants. While the Uniform Patent offers a certain degree of protection, there can be no assurance that it will provide the Company with any meaningful competitive
advantages.   The Uniform Patent will expire in the year 2008.  The
functional features of the invention on which patent protection has been granted under the Jean Patent and Uniform Patent include wear and protective abrasion resistant reinforcing panels that are strategically positioned onto work pant garments in the seat and knee portions thereof, the wear and abrasion resistant panels being formed of specially fabricated materials.

      The Company has used several identifying trademarks in connection with the sale of its products. The registered trademarks using the mark Jaque Dubois (the original name of the Company) are being gradually discontinued due to the Company's name change. The Company has applied with the U.S. Patent and Trademark office to register the name "JD American Workwear" and certain other proprietary trademarks that are used to identify its proprietary products. There can be no assurance that third parties will not assert infringement claims in the future, the defense costs of which could be extensive.

      The Company regards the non-patented and the non-copyrighted technology and know-how related to its products as proprietary trade secrets and attempts to protect them with confidentiality agreements and confidentiality provisions in its employee handbook and in its various agreements. Confidentiality agreements, however, may be difficult to enforce, and, despite the precautions the Company has taken, it may be possible for third parties to copy aspects of the Company's products or, without authorization, to obtain and use information which the Company regards as proprietary.

Customer Dependence

      For fiscal 1998, the Company's three largest customers accounted for approximately $237,000, or 49%, of the Company's net sales. Mason Shoe Company accounted for approximately 19% of the Company's 1998 net sales, R&S Marketing accounted for approximately 19% of the Company's net sales, and Depan accounted for approximately 11% of net sales. For fiscal 1997, the Company's four largest customers accounted for approximately $300,000, or 60%, of the Company's net sales for the fiscal year, 21% to the largest customer (Mason Shoe Company), 17% to Shawnmark Industries and 11% each to JC Penney and American Linen Supply. No other customers accounted for 10% or more of such sales.

Seasonality

      The Company's business has been subject to seasonal trends based upon climate, because the highly durable denim in JD Safety Work Jeans is heavier (and consequently warmer) than the materials used in conventional work jeans. Sales volume for JD Safety Work Jeans has been higher during the fall and winter seasons and lower during the spring and summer seasons. The Company believes that sales of JD Safety Uniform Pants and the conventional workwear now offered by the Company will be less sensitive to the seasonal trends which affect JD Safety Work Jeans. The Company believes, therefore, that as its revenue mix changes to include greater uniform sales volume, overall seasonality will be reduced.

Employees

      At May 15, 1998, the Company had eleven employees, eight of which are full-time. Of the employees, three are performing executive and marketing functions, two are performing accounting and financial functions, two are performing production and fulfillment functions, two are performing sales functions and two are performing general office administration functions. The Company expects to and is in the process of hiring additional employees to staff increased production, marketing and sales efforts.

Certain Considerations

      This Form 10-KSB, other documents of the Company and statements made by members of management of the Company, in each case, may contain forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such a difference include the following:

      Accumulated Deficit and Operating Losses and Anticipated Continuing Losses; Explanatory Language in Auditor's Report Regarding Ability to Continue as Going Concern. The Company had an accumulated deficit at February 28, 1998 of $4,496,566 and incurred a net loss of $1,162,109 for the fiscal year ended February 28, 1998. At February 28, 1997, the accumulated deficit was $3,334,457 and the Company's net loss for the fiscal year then ended was $804,208. Because the Company is attempting to scale up its operations, it is expected that the Company will continue to sustain losses for part if not all of the fiscal year ended February 28, 1999, and perhaps thereafter. The Company had significant negative cash flow from operations during each of fiscal 1996, 1997 and 1998 and the Company continues to experience negative cash flow as it builds inventory to be in a position to aggressively pursue market opportunities. Additionally, the Company's financial statements are presented on the basis that the Company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. The reports of the Company's auditors concerning the Company's financial statements for each of the two years ended February 28, 1998 include an explanatory paragraph expressing substantial doubt with respect to the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      Need for Additional Financing. The Company may be required to seek additional financing if adequate levels of revenue are not realized, if higher than anticipated costs are incurred in the expansion of the Company's manufacturing and marketing activities, or if product demand exceeds expected levels. There can be no assurance that any additional financing thereby necessitated will be available on acceptable terms to the Company, if at all.

      Manufacturing, Distribution and Scale Up Risks. Although the Company has established numerous customer relationships as well as relationships with suppliers and manufacturers to conduct operations at higher unit volumes, difficulties may be experienced in inventory management, product distribution and other areas until the Company's operations have been scaled up for some period of time. Since the Company has recently entered into manufacturing arrangements with Fine Vines and East Texas Sportswear, difficulties such as production delays and quality control problems may be
encountered.   The Company has switched manufacturers on three occasions, once because of the Company's capital constraints in meeting minimum production levels, once because of the manufacturer's quality control problems and most recently in contemplation of the Company's transaction with ULLICO. Two of these past incidents caused an inventory shortage which adversely affected the Company's operations. Stockholders should be aware that unanticipated problems, many of which may be beyond the Company's control, could be encountered. These include, but are not limited to, product development, marketing and customer support problems, increased competition, new manufacturer learning curve, and lack of credibility with suppliers and customers. There can be no assurance that the Company's products will achieve broad based market acceptance or that in view of the extensive manufacturing, sales and marketing and general overhead costs expected to be incurred by the Company, that any sales will result in positive cash flow or profitable operations.

      Limited Customer Base; Seasonality. A significant amount of the Company's past sales have been derived from a relatively small number of customers. Failure of the Company to expand its customer base could have a material adverse effect on the Company's results of operations. The Company's business has been subject to seasonal trends based upon climate, because the highly durable denim in JD Safety Work Jeans is heavier (and consequently warmer) than the materials used in conventional work jeans. Sales volume for JD Safety Work Jeans is higher during the fall and winter seasons and declines to lower levels during the spring and summer seasons. The Company believes that sales of JD Safety Uniform Pants and the conventional workwear now offered by the Company will be somewhat less sensitive to the seasonal trends which affect JD Safety Work Jeans. The Company believes, therefore, that as its revenue mix changes to include greater uniform sales volume, overall seasonality will be reduced, but not eliminated.

      Sales and Marketing. The Company has a network of non-exclusive sales representatives. The Company's future growth and profitability will depend in part, on the expansion of this representative network and later, if business conditions dictate, upon the building of an internal sales force, the hiring of a sufficient number of qualified sales agents and upon their ability to develop and continue relationships with commercial accounts.

      Dependence on Limited Management; Part Time Chief Financial Officer. The success of the Company is substantially dependent on the efforts and abilities of its founder and President, David N. DeBaene, Thomas A. Lisi, its Executive Vice President of Sales and Marketing, and Anthony Santucci, its Chief Financial Officer. Decisions concerning the Company's business and its management are and will continue to be made or significantly influenced by Messrs. DeBaene, Lisi and Santucci. The loss or interruption of their continued services would have a materially adverse effect on the
Company's business operations and prospects.   Neither Mr. Lisi nor Mr.
Santucci are required to devote full-time to the Company. Mr. Santucci's oral agreement with the Company does not require him to devote any minimum amount of time to the Company's business, although it does require him to perform activities related to his office as he shall be reasonably directed and use his best efforts, skills and abilities to promote the best interests of the Company. In the event that the Company's growth is rapid and sustained, the Company may be forced to seek the services of a full time Chief Financial Officer if Mr. Santucci is not in a position to render such services to the Company, or senior sales executive in the event that Mr.Lisi is not in a position to render such services to the Company.

      Control by Current Stockholders, Officers and Directors. Management and affiliates of the Company currently beneficially own (including shares they have the right to acquire) approximately 43% of the outstanding Common Stock. These persons are and will continue to be able to exercise control over the election of the Company's directors and the appointment of officers.

      Possible Change in Control. Pursuant to its agreements with ULLICO, the Series B Preferred Stock holders shall be entitled to elect one director out of the seven authorized directors of the Company's board and one director out of the three directors comprising the Company's Compensation Committee. If certain events occur or do not occur, such as the failure to pay either a PIK Dividend or cash dividend to the Series B Preferred Stock holders, the holders of the Series B Preferred Stock shall be entitled, immediately upon giving written notice, to elect the smallest number of directors that will constitute a majority of the authorized number of directors. Moreover, ULLICO holds Series B Preferred Stock which is currently convertible into 500,000 shares of Common Stock, and holds warrants to purchase 799,000 shares of Common Stock. Pursuant to its agreements with ULLICO, in the event the Company does not reach certain performance milestones, the Series B Preferred Stock held by ULLICO may be converted into a greater number of shares of the Company's Common Stock than provided for upon conversion if the performance targets are met. As a result, ULLICO could potentially obtain a substantial controlling interest in the Company. There can be no assurance that the Company will be able to meet the performance targets set forth in the applicable agreements and, therefore, avoid a possible change in control of the Company's capital stock. Such a change in control may result in fundamental changes to the management of the Company and the character of its business.

ITEM 2.  PROPERTIES

      The Company currently leases 12,000 square feet of space of a 19,600 square foot facility in Coventry, Rhode Island pursuant to a lease expiring August 1999. The monthly lease cost is approximately $2,000. The lease contains an option, expiring on October 31, 1999, enabling the Company to purchase the entire facility (including 3.5 acres of surrounding land) for $150,000, provided the Company gives notice of exercise of the option by September 30, 1999, and a purchase and sale agreement is executed by the
parties by November 10, 1999.   In the event the Company exercises its
purchase option, the surrounding land included in the purchase would enable the Company to expand the size of this facility. The Company also leases approximately 6,000 square feet of warehouse space in West Warwick, Rhode Island at the rate of $650 per month pursuant to a one year lease expiring
October 1998.   Management believes that its current facilities will be
satisfactory to meet the Company's needs for the foreseeable future

ITEM 3.  LEGAL PROCEEDINGS

      There are no material legal proceedings involving the Company.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

      During the fourth quarter of the fiscal year covered by this report, no matters were submitted to a vote of security holders, though the solicitation of proxies or otherwise.

                                   PART II

ITEM 5.  MARKET FOR COMMON EQUITY AND RELATED
         STOCKHOLDER MATTERS

      1. (a) Market Information. Since the April 1996 closing of the Company's initial public offering, the Company's Common Stock has traded in the over-the-counter market on the National Association of Securities Dealers, Inc. OTC Bulletin Board System ("OTCBB") under the symbol "JDAW". The following table sets forth the range of high and low closing bid quotations of the Common Stock as reported by the OTCBB for each fiscal quarter for the past two fiscal years. High and low bid quotations represent prices between dealers without adjustment for retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

                                                                  Bid Prices
                                                               ----------------
                                                               High         Low
                                                               ----         ---

FISCAL 1997
First Quarter (April 12, 1996 through May 30, 1996)           $6.750      $5.250
Second Quarter (June 1, 1996 through August 31, 1996)         $6.500      $4.000
Third Quarter (September 1, 1996 through November 30, 1996)   $6.000      $2.375
Fourth Quarter (December 1, 1996 through February 28, 1997)   $5.000      $3.500

FISCAL 1998
First Quarter (March 1, 1997 through May 31, 1997)            $5.000      $3.000
Second Quarter (June 1, 1997 through August 31, 1997)         $4.500      $3.250
Third Quarter (September 1, 1997 through November 30, 1997)   $5.000      $3.500
Fourth Quarter (December 1, 1997 through February 28, 1998)   $5.500      $3.750

      The closing bid price of the Company's Common Stock as reported by the OTCBB was $4.00 on May 19, 1998.

      (b) Holders. As of May 19, 1998 there were approximately 100 record holders of the Company's Common Stock.

      (c)  Dividends.   The Company has never declared or paid a dividend on
its Common Stock, and management expects that all or a substantial portion of the Company's future earnings will be retained for expansion or development of the Company's business. The decision to pay dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, capital requirements, financial condition and other relevant factors such as contractual obligations. See "Item 1 -- Business - Recent Developments -- Private Placement of Series B Preferred Stock". Management does not anticipate that the Company will pay dividends on the Common Stock in the foreseeable future. Moreover, there can be no assurance that dividends can or will ever be paid.

Recent Sales of Unregistered Securities

      In December, 1997, the Company completed a private placement of 313 shares of Series A 10% Manditorily Convertible Preferred Stock ("Series A Preferred Stock"), generating gross proceeds of $782,500. The offering was made to a limited number of accredited and/or sophisticated investors in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), pursuant to Section 4(2) of the 1933 Act and Rule 506 thereunder. The Company paid registered broker dealers aggregate commissions of $67,000 in connection with the
offering.   The Series A Preferred Stock is convertible, at the option of the holder, into shares of the Company's Common Stock at an initial conversion rate equal to 1,000 shares of Common Stock for each share of Series A Preferred Stock (representing a conversion price of $2.50 per share of Common Stock), subject to adjustment.

      On April 9, 1998, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with The Union Labor Life Insurance Company, a Maryland corporation ("ULLICO"), and certain additional agreements related to the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, the Company issued to ULLICO 2,500 shares of Series B 12% Cumulative Convertible Preferred Stock, $.001 par value (the "Series B Preferred Stock"), in reliance on an exemption from the registration requirements of the 1933 Act, pursuant to Section 4(2) of the 1933 Act and
Rule 506 thereunder.   As a part of the issuance of the Series B Preferred
Stock, the Company also issued to ULLICO a detached ten-year stock purchase warrant to purchase 799,000 shares of Common Stock at an exercise price of $.01 per share (the "Investor Warrant"). The Series B Preferred Stock is convertible, at the option of the holder, into the number of shares of Common Stock which results from dividing the Conversion Price into $1,000 for each share of Series B Preferred Stock being converted. The Conversion Price shall be $5.00, subject to adjustment. The aggregate purchase price for the Series B Preferred Stock and the Investor Warrant was $2,500,000. See "Item 1 -- Business - Recent Developments - Private Placement of Series B Preferred Stock.

ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS

Results of Operations

      The Company has recently emerged from the development stage and intends to scale up its operations. Since its inception, the Company has been involved in the design and development of its products, the development of its relationships with its suppliers and manufacturing contractors and the marketing of its products through various distribution channels. First commercial shipments of JD Safety Work Jeans were made in September 1992. First commercial shipments of an early version of JD Safety Uniform Pants were made during 1994. In March 1995, relatively small quantities of a later version of JD Safety Uniform Pants were sold, and this version became the working prototype for the JD Safety Uniform Pants currently manufactured by the Company. The Company experienced during fiscal 1998 and 1997, and may experience during all or a portion of fiscal 1999, substantial fluctuations in production volume, order receipt and shipments due to overall product demand, inventory levels, working capital availability and ordering and payment patterns of new and existing customers.

      The Company's losses to date have principally been the result of product design, testing and development expenses, marketing expenses, initial production and administrative costs and professional fees. In addition, the Company incurred higher than expected costs of goods sold because of the low level of production (and commensurately low volume of raw materials purchases), a higher proportion of sample goods to goods available for sale, and the initial sewing and cutting of garments at prices significantly higher than are now available to the Company.

      In October 1997, the Company entered into negotiations with ULLICO to make an equity investment in the Company. The parties initially contemplated that such an investment could be consummated in January 1998 but the process was not completed until April 1998. A significant amount of the Company's financial and management resources, which the Company believes would have otherwise been utilized in running the day-to-day operations of the Company, were allocated to the protracted negotiations and the resolution of other issues relating to the investment. Such resources were also expended in facilitating the shift to unionized manufacturing and building a marketing effort to sell Company products to union members. As a result of the agreement to engage union sewing shops to manufacture Company products, Fine Vines Inc. and East Texas Sportswear required training in the patented technological processes of manufacturing these products including, but not limited to, the procurement and financing of raw materials. Management of the Company was required to provide steady supervision over all manufacturing processes to reduce errors in training and application of production techniques and to ensure that turnaround times would be met. However, management believes that these arrangements will provide more operational flexibility than that offered by prior manufacturers of the Company, by permitting the Company to better balance its inventory and produce numerous sizes in a weekly batch run, rather than just one size.

      The Company believes that the decrease in its annual sales are, in large part, attributable to the amount of financial and other resources expended in connection with the negotiation of the ULLICO investment and the implementation of new marketing programs and manufacturing systems. Since closing the ULLICO transaction, the Company's management has been able to reapply its full attention to the Company's core business. While no assurances can be made, the Company believes this return of focus will enable it to increase revenues by carrying out its various sales programs without distraction.

      The Company's business has been subject to seasonal trends based upon climate, because highly durable denim in JD Safety Work Jeans is heavier (and consequently warmer) than the materials used in conventional work jeans. Sales volume for JD Safety Work Jeans is higher during the fall and winter seasons and declines to lower levels during the spring and summer seasons. The Company believes that sales of JD Safety Uniform Pants and the conventional workwear now offered by the Company will be less sensitive to the seasonal trends which affect JD Safety Work Jeans. The Company believes, therefore, that as its revenue mix changes to include greater uniform sales volume, overall seasonality will be reduced.

      For the reasons stated above, the Company believes that its results of operations for the year ended February 28, 1998 are not necessarily indicative of the Company's future results of operations. Following the Company's initial public offering, the Company significantly increased its expenditures for inventory, salaries, advertising and marketing expenditures and other costs to increase its level of production.

Fiscal Year 1998 Compared to Fiscal Year 1997

      Net sales decreased $30,353 or 5.9% in fiscal 1998 as compared to fiscal 1997. This decrease was attributable to lower unit sales volume.

      Gross profit increased $40,103 or 20.4% in fiscal 1998 as compared to fiscal 1997. Gross profit as a percentage of sales increased to 49.1% in fiscal 1998 as compared to 38.4% in fiscal 1997. The increase in gross profit percentage is primarily due to a continuing effort to shift marketing and sales to more profitable direct sales and catalog merchant sales programs.

      Selling, general and administrative ("SG&A") increased $384,724 or 45.6% in fiscal 1998 as compared to fiscal 1997. The Company incurred higher marketing and promotional expenses due to increased trade show and travel activity. Employee compensation costs were also higher as a result
of marketing efforts.   In addition, consulting expenses increased
significantly in fiscal 1998.

      Net interest expense was $169,881 in fiscal 1998 compared to net interest expense of $156,601 in fiscal 1997. The increase in interest expense is primarily due to the interest expense incurred on the short-term loans used for operating purposes throughout the year.

      The Company's net loss was $1,162,109 for fiscal 1998, compared to a net loss of $804,208 for fiscal 1996. This increased loss is mainly attributable to higher marketing, employment and consulting expenses.

Fiscal Year 1997 Compared to Fiscal Year 1996

      Net sales increased $414,298 or 418.8% in fiscal 1997 as compared to fiscal 1996. This increase was directly attributable to increases in unit sales volume.

      Gross profit increased $166,472 or 547.4% in fiscal 1997 as compared to fiscal 1996. Gross profit as a percentage of sales increased to 38% in fiscal 1997 as compared to 31% in fiscal 1996. The increase in gross profit percentage is primarily due to a shift in marketing and sales to more profitable direct sales and catalog merchant sales programs.

      Selling, general and administrative ("SG&A") increased $29,319 or 3.6% in fiscal 1997 as compared to fiscal 1996. The Company incurred increases in payroll, research and development and consulting expenses which were partially offset by decreases in amortization of debt discount, amortization of loan fees and advertising expenses.

      Net interest expense was $156,601 in fiscal 1997 compared to net interest expense of $387,227 in fiscal 1996. The decrease in interest expense was primarily due to the reduction of outstanding debt resulting from the conversion of several classes of notes.

      The Company's net loss for fiscal 1997 was $804,208, compared to a net loss of $1,171,988 in fiscal 1996. This decreased loss is directly attributable to the increase in sales and gross profit from operations as well as the decrease in interest costs.

Liquidity and Capital Resources

      During fiscal 1998, net cash used by operations was $953,967 as compared to net cash used by operations of $1,383,676 in fiscal 1997. Accounts receivable decreased by $18,298 reflecting an increase in collection efforts. The rise in inventories is partly the result of the production of "union-made" inventory following the launch of the Company's "Union-Made" marketing campaign.

      During fiscal 1998 and 1997, the Company incurred capital expenditures of $13,284 and $28,773, respectively. The Company plans capital spending of approximately $50,000 on machinery, equipment and computer systems during fiscal 1999.

      In December, 1997, the Company completed a private placement of $782,500 of Series A 10% Manditorily Convertible Preferred Stock. A significant portion of the proceeds of this offering were used to increase production of finished goods inventory, repay principal and accrued interest on outstanding short term borrowings, fund marketing and sales programs, settle overdue accounts payable and accrued liabilities, and for working capital. See "Item 1 - Business - Recent Developments - Private Placement of Series A Preferred Stock."

      As previously announced, on April 9, 1998, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with a private investor. Pursuant to the terms of the Purchase Agreement, the Company issued 2,500 shares of Series B 12% Cumulative Convertible Preferred Stock, $.001 par value (the "Series B Preferred Stock") as well as a detached ten-year stock purchase warrant to purchase 799,000 shares of Common Stock at an exercise price of $.01 per share (the "Investor Warrant"). The aggregate purchase price for the Series B Preferred Stock and the Investor Warrant was $2,500,000.

      The Company will use the net proceeds to facilitate and expand a program of union labor manufacturing of its products, to repay certain notes payable and long-term debt, and for sales and administrative salaries, product development, sales and marketing expense, and other general corporate purposes. See "Item 1 - Business - Recent Developments - Private Placement of Series B Preferred Stock."

      The Company is currently negotiating with debt holders to convert its outstanding convertible debt into Common Stock of the Company.

      Management believes cash flow from operations and from invested funds will provide for working capital needs and principal payments on long-term debt through fiscal 1998.

      Inflation is not expected to have a major impact on the Company's operations.

ITEM 7.  FINANCIAL STATEMENTS

      The response to this item is included as a separate section of this report commencing on page F-1.

ITEM 8.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         ON ACCOUNTING AND FINANCIAL DISCLOSURE

      Effective April 1, 1998, the Boston office of Richard A. Eisner & Company, LLP ("RAE") was merged into the Boston office of BDO Seidman, LLP ("BDO"). As this merger resulted in RAE no longer having an office in the Providence-Boston area, the Company concluded that it would be appropriate to select a new accounting firm. By unanimous consent, the Board of Directors of the Company voted on May 5, 1998, to retain BDO to serve as the Company's independent auditors. RAE's report on the Company's financial statements for the year ended February 28, 1997 contains a statement expressing substantial doubt about the Company's ability to continue as a going concern. However, during the Company's two most recent fiscal years or any subsequent interim period, there were no disagreements between the Company and RAE on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of RAE, would have caused it to make reference to the subject matter of the disagreement in connection with its report on the audited financial statements.

      Prior to the engagement of BDO there were no discussions between the Company and BDO regarding (i) the application of any accounting principle to a specific or completed transaction (ii) the type of audit opinion that might be rendered on the Company's financial statements, or (iii) any matter that was the subject of disagreement with the Company's former auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

      The Company requested that RAE furnish it with a letter addressed to the Securities and Exchange Commission indicating whether RAE agrees with the statements made by the Company in response to this Item 4, or, if not, stating the basis upon which RAE disagrees. A copy of said letter has been filed with the Commission as Exhibit 16.1.

                                    PART II

ITEM 9.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

      The directors and executive officers of the Company and their ages and positions with the Company are as follows:

      Name                  Age      Positions with the Company
      ----                  ---      --------------------------

David N. DeBaene             39      Chairman of the Board, President and
                                     Chief Executive Officer

Thomas A. Lisi               53      Vice President, Marketing and
                                     Director

Anthony P. Santucci          35      Treasurer, Chief Financial Officer,
                                     Secretary and Director

Elizabeth Cotter             36      Director

Dean M. Denuccio             32      Director

Steev Panneton               39      Vice President, Manufacturing
                                     and Operations and Director

Herb Canapary                65      Director

      David N. DeBaene, Chairman of the Board, President, and Chief Executive Officer. Mr. DeBaene is the founder of the Company and was responsible for obtaining the patent on the original Jaque Dubois Construction Jean. Mr. DeBaene is responsible for all executive level functions regarding the Company's operations and also shares responsibility for raw materials sourcing and procurement, manufacturing arrangements, product development, marketing and sales. Prior to founding the Company, for 14 years Mr. DeBaene was an owner and/or foreman of a construction company headquartered in West Warwick, Rhode Island, and also was involved in nursing home administration from 1984 to 1990.

      Thomas A. Lisi, Vice President, Marketing and Director. Mr. Lisi became a director of the Company in January 1994, and became Vice President of Marketing in June 1996. Mr. Lisi brings 25 years of experience in the apparel industry to the Company. Mr. Lisi is a principal stockholder and Chief Executive Officer of Geronimo Leathers, Inc. ("Geronimo"), a manufacturer of mens leather apparel and outerwear with worldwide distribution. Geronimo also specializes as a design and manufacturing consultant to the outerwear trade and is a high volume private label manufacturer to prominent merchants. Mr. Lisi is the founder and a former a member of the executive committee of the Leather Apparel Association and is considered by his peers to be a leading authority in the leather apparel industry. Mr. Lisi and the Company are parties to a sales representative agreement and a consulting agreement, and Geronimo and the Company are parties to an overseas agency agreement. See "CERTAIN TRANSACTIONS."

      Anthony P. Santucci, Treasurer, Chief Financial Officer and Secretary. Mr. Santucci became the Company's Chief Financial Officer in September 1996 and became a Director in April 1998. Mr. Santucci is also President of Bevco Plastics Company a privately held corporation engaged in manufacturing and distribution of flexible vinyl products. From 1992 to 1995, Mr. Santucci was Chief Financial Officer of South Pointe Enterprises, Inc., a publicly held company engaged in distribution of home videos. While at South Pointe, Mr. Santucci's responsibilities included all accounting, financial reporting, financial planning, risk management, tax functions, and managing a staff of 20 persons. During 1990 and 1991, Mr. Santucci was Controller of Weingeroff Enterprises, Inc., a privately held jewelry manufacturing company. From 1988 to 1990, Mr. Santucci was Finance Manager of A. Santucci Wholesale, Inc., a family owned and operated wholesale food service distributor. From 1984 to 1988, Mr. Santucci was a senior accountant with Ernst & Young, LLP (formerly Arthur Young and Company). In 1985 Mr. Santucci received a B.S. in Business Administration from Bryant College.

      Elizabeth Cotter, Director. Prior to joining the Company in January 1991, Ms. Cotter was a mortgage consultant for Providence Funding Corp. from 1989 through 1991. From March 1985 to 1989, Ms. Cotter was the director of New England sales for Ready Capital Corp., a mortgage banking company. Ms. Cotter holds a dual B.A./B.S. Bachelors degree from Boston University School of Management (marketing and organizational behavior), and has taken graduate level courses in the MBA program of the University of Rhode Island. Ms. Cotter is the wife of David N. DeBaene.

      Dean M. Denuccio, Director. Mr. Denuccio commenced serving as a director upon the consummation of the Public Offering. Mr. Denuccio has since 1994 been the Chief Executive Officer and principal stockholder of Deanco Enterprises, Inc., a Providence, Rhode Island based home care health provider which employs up to 200 home health care professionals. From 1988 to 1991, Mr. Denuccio was Chief Executive Officer and principal stockholder of Personnel Network Services, a privately owned health care staffing agency. From 1985 to 1988, Mr. Denuccio was a certified public accountant with Ernest A. Almonte CPAs (1985-1987) and Ernst & Young, CPAs (1987-1988). In 1986 Mr. Denuccio received a B.S. in Business Administration from Bryant College, and in 1991 received a JD from University of Tulsa Law School.

      Steev Panneton, Vice President, Manufacturing and Operations and Director. Mr. Panneton has been an employee of the Company since its inception in 1992, and has overseen and\or participated in all phases of the Company's manufacturing operations. Mr. Panneton was elected to the Board of Directors by the Board of Directors in January 1998 to fill the vacancy created by the resignation of a former director.

      Herbert Canapary, Director. Pursuant to the Securities Purchase Agreement (the "Purchase Agreement") dated April 9, 1998, with The Union Labor Life Insurance Company, a Maryland corporation ("ULLICO"), and certain additional agreements related to the Purchase Agreement, Mr. Canapary was elected to the Board of Directors by the Board of Directors to fill the vacancy in the Board resulting from the increase in the number of members of the Board from 5 to 7. Mr. Canapary has been employed by ULLICO, the union labor life insurance company, for 17 years, and presently serves as ULLICO's Vice-President - Investments .

Compliance with Section 16(a) of the Securities Exchange of 1934

      Section 16(a) of the Securities Exchange Act of 1934, as amended, (the Exchange Act?) requires officers, directors and persons who own more than 10% of a class of equity securities registered pursuant to Section 12 of the Exchange Act to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the principal exchange upon which such securities are traded or quoted. Officers, directors and greater than 10% shareholders are also required by SEC regulation to furnish copies of any such reports filed pursuant to Section 16(a) with the Company. Since the Company currently does not have a class of equity securities registered pursuant to Section 12 of the Exchange Act, there is no obligation upon the Company's officers, directors and 10% or greater stockholders to file any such reports pursuant to Section 16(a) of the Exchange Act.

ITEM 10. EXECUTIVE COMPENSATION

      The following table sets forth a summary for the fiscal years ended February 28, 1998, 1997, and 1996, respectively, of the cash and non-cash compensation awarded, paid or accrued, by the Company to all individuals serving as the Company's chief executive officer during fiscal 1997 (collectively, the "named executive officers"). The Company at no time during the last three fiscal years had any executive officers whose total annual compensation, exceeded $100,000, except as set forth below.

                         SUMMARY COMPENSATION TABLE

                                                                   Long-Term
                                                                 Compensation
    Name and              Fiscal                                  Options by          All Other
Principal Position         Year        Annual Compensation       No. of Shares      Compensation
------------------        ------       -------------------       -------------      ------------
                                       Salary        Bonus
                                       ------        -----

David N. DeBaene,         1998(1)     $105,000         --              --                 --
President and CEO         1997(2)       85,000         --              --                 --
                          1996          57,557         --              --                 --

<F1>  Under his employment agreement, Mr. DeBaene was entitled to be paid at a rate of $105,000 per annum, plus $10,000 which was deferred from fiscal 1997. However, in order to conserve cash, Mr. DeBaene has agreed to defer approximately $15,000 of such compensation to fiscal 1999.

<F2>  Under his employment agreement, Mr. DeBaene was entitled to be paid at a rate of $85,000 per annum. However, in order to conserve cash, Mr. DeBaene agreed to defer approximately $10,000 of such compensation to fiscal 1998.

      The Company does not have any annuity, retirement, pension, deferred or incentive compensation plan or arrangement under which any executive officers are entitled to benefits, nor does the Company have any long-term incentive plan pursuant to which performance units or other forms or compensation are paid. Executive officers who qualify will be permitted to participate in the Company's 1995 Stock Option Plan which was adopted in February 1995. See "Stock Option Plan." Executive officers may participate in group life, health and hospitalization plans if and when such plans are available generally to all employees.

Employment Agreements

      Effective as of March 1, 1995, the Company entered into an employment agreement with David N. DeBaene as Chairman and President. The agreement is for a base term of five (5) years, and is thereafter renewable for additional periods of three (3) years, unless the Company gives notice to the contrary. In accordance with his agreement with the Company, Mr. DeBaene's first year base salary is $65,000, increasing annually thereafter in $20,000 increments. In order to conserve resources, Mr. DeBaene has deferred the implementation of his salary increase. In addition, Mr. DeBaene is entitled to receive an annual cash bonus based upon a percentage of the Company's pre-tax income (as defined) for each fiscal year in accordance with a sliding scale schedule contained in the agreements. No bonus is payable unless and until the Company earns pre-tax income in excess of $5 million. The agreement also provides for certain non-competition and non-disclosure covenants of the executive and for certain Company paid fringe benefits such as disability insurance and inclusion in pension, profit sharing, stock option, savings, hospitalization and other benefit plans at such times as the Company shall adopt them.

      The agreement of Mr. DeBaene also provides for the payment of certain additional severance compensation of $250,000 in the event that at any time during the term thereof (i) the agreement is terminated by the Company without cause (as defined therein), or (ii) terminated by the employee due to a change in control (as defined therein). The Company believes that the change in control provisions in this agreement may tend to discourage attempts to acquire a controlling interest in the Company and may also tend to make the removal of management more difficult; however, the Company believes such provisions provide security and decision-making independence for its executive officers.

      Effective as of June 1, 1996, the Company entered into an Consulting Agreement with Thomas A. Lisi for his services on a part-time basis as Vice President/Marketing & Manufacturing. Mr. Lisi is obligated to render services of not more than eight hours per week at the Company's headquarters facility and is compensated at a rate of $33.00 per hour, without benefits. The Consulting Agreement is for an initial trial term of three months subject to termination by either party upon 30 days prior written notice. After the expiration of the trial period, the agreement will continue for successive three month periods, unless terminated by either party.

Director Compensation

      The Directors of the Company are elected annually and serve until the next annual meeting of stockholders and until a successor shall have been duly elected and qualified. Directors of the Company who are not employees or consultants do not receive any compensation for their services as members of the Board of Directors, but are reimbursed for expenses incurred in connection with their attendance at meetings of the Board of Directors. Directors may be removed with or without cause by a vote of the majority of the stockholders then entitled to vote.

Compensation Committee

      David N. DeBaene, Anthony P. Santucci and Herbert Canapary are members of the Compensation Committee which reviews and makes recommendations with respect to compensation of officers, employees and consultants, including the granting of options under the Company's 1995 Stock Option Plan.

Stock Option Plan

      The 1995 Stock Option Plan. The Company's 1995 Stock Option Plan (the "Plan") adopted by the Company's Board of Directors in February 1995 and by the stockholders in July 1995, provides for the issuance of options ("Options") to employees, officers and, under certain circumstances, directors of and consultants to the Company ("Eligible Participants"). Options granted under the plan may be either "incentive stock options" ("ISOs") as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or "nonqualified stock options" ("NQSOs"). The Plan does not provide for the issuance of stock appreciation rights but does permit the granting of restricted and non-restricted stock and deferred stock awards. A total of 250,000 shares of Common Stock were originally reserved for issuance under the Plan; however, in January 1998, the Board of Directors voted to amend the Plan and reserve for issuance under the Plan an additional 500,000 shares, which amendment was ratified by the stockholders of the Company at the Annual Meeting of Stockholders held April 15, 1998. The Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"). The Committee has sole discretion and authority, consistent with the provisions of the Plan, to select the Eligible Participants to whom Options will be granted under the Plan, the number of shares which will be covered by each Option and the form and terms of the agreement to be used. All employees and officers of the Company (except for members of the Committee) are eligible to participate in the Plan. Directors are eligible to participate only if they have been declared to be "eligible directors" by resolution of the Board of Directors. Members of the Committee are not Eligible Participants. At February 28, 1998, approximately 10 persons were eligible to receive ISOs under the Plan.

      Options. The Committee is empowered to determine the exercise price of Options granted under the Plan, but the exercise price of ISOs must be equal to or greater than the fair market value of a share of Common Stock on the date the Option is granted (110% with respect to optionees who own at least 10% of the outstanding Common Stock). The exercise price of NQSOs granted under the Plan must not be less than 85% of the fair market value of the Common Stock on the date the Option is granted. The Committee has the authority to determine the time or times at which Options granted under the Plan become exercisable, but the Options expire no later than ten years from the date of grant (five years with respect to Optionees who own at least 10% of the outstanding Common Stock of the Company). The Options are nontransferable, other than by will and the laws of descent, and generally may be exercised only by an employee while employed by the Company or within 90 days after termination of employment (one year from termination resulting from death or disability).

      During fiscal 1998, NQSOs to purchase 200,000 shares were granted to a consultant at exercise prices ranging from $2.50 to $3.25 per share. Subsequent thereto, in connection with the extension of the consulting agreement with said consultant, options to purchase 50,000 of said shares were surrendered, and the consultant was issued 50,000 shares. In January 1998, the Company issued 9,500 shares to an employee of said consultant in consideration of services rendered outside of the scope of the consulting agreement.

      As of the date of this report, there are outstanding NQSOs to purchase 12,500 shares having an exercise price of $1.50 per share. In connection with the Public Offering, the Company agreed to restrict the amount of Options available for grant under the Plan to 15% of the number of shares of Common Stock outstanding.

                    OPTION/SAR GRANTS IN LAST FISCAL YEAR
                             (individual grants)

      There were no individual grants of stock options or stock appreciation rights to any of the named executive officers during fiscal 1998.

             AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                    AND FISCAL YEAR-END OPTION/SAR VALUES

      None of the named executive officers exercised stock options or stock appreciation rights during fiscal 1998, and none of the named executive officers held any stock options or stock appreciation rights as of the end of fiscal 1998.

Option Repricing

      Not applicable.

Compensation Committee Interlock and Insider Participation

      No directors other than those identified above as members of the Compensation Committee served on that Committee during the last completed fiscal year. None of the executive officers of the Company has served on the board of directors or on the compensation committee of any other entity, any of whose officers served either on the Board of Directors or on the Compensation Committee of the Company.

ITEM 11.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth as of April 30, 1998 certain information regarding the ownership of the Company's securities by (i) each person known by the Company to be the beneficial owner of more than 5% of any class of the Company's voting securities, (ii) each of the Company's directors, and (iii) all of the Company's executive officers and directors as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Under this Rule, certain shares may be deemed to be beneficially owned by more than one person (such as where persons share voting power or investment power). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided; in computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual ownership or vote.

 Name and Address or              Amount and Nature of             Percentage
   Number in Group              Beneficial Ownership (1)           of Class *
 -------------------            ------------------------           ----------

David N. DeBaene            Common Stock          714,650 (2)         36.00%
46 Old Flat River Road      Series A Preferred          0                **
Coventry, RI                Series B Preferred          0                **

Elizabeth Cotter            Common Stock           12,500 (3)            **
46 Old Flat River Road      Series A Preferred          0                **
Coventry, RI                Series B Preferred          0                **

Thomas A. Lisi              Common Stock           62,500 (4)          2.50%
46 Old Flat River Road      Series A Preferred          0                **
Coventry, RI                Series B Preferred          0                **

Steev Panneton              Common Stock           60,023              3.02%
46 Old Flat River Road      Series A Preferred          0                **
Coventry, RI                Series B Preferred          0                **

Dean M. Denuccio            Common Stock                0                **
15 Alpine Estates Drive     Series A Preferred          0                **
Cranston, RI                Series B Preferred          0                **

Hebert Canapary             Common Stock                0 (5)            **
111 Massachusetts Ave.      Series A Preferred          0 (5)            **
Washington, DC              Series B Preferred          0                **

Anthony P. Santucci         Common Stock                0                **
46 Old Flat River Road      Series A Preferred          0                **
Coventry, RI                Series B Preferred          0                **

All Officers and Director   Common Stock          849,673 (2)(4)(5)   42.54%
As a Group (7 persons)      Series A Preferred                           **
                            Series B Preferred                           **

Other 5% Stockholders

Joseph Lussier              Common Stock          136,200 (6)          6.42%
640 Hospital Trust Bldg
Providence, RI

William Durkin              Common Stock          172,200 (6)(7)       8.59%
640 Hospital Trust Bldg     Series A Preferred         20              6.39%
Providence, RI

Merit Capital Assoc, Inc.   Series A Preferred         20              6.39%
1221 Post Road
Westport, CT


Gerald Hoak                 Series A Preferred         40             12.78%
640 Hospital Trust Bldg
Providence, RI

ULLICO                      Common Stock        1,299,000 (8)         39.56%
111 Massachusetts Ave       Series B Preferred      2,500            100.00%
Washington, DC


<F*>  Assumes 1,984,899 shares of Common Stock, 313 shares of Series A
      Preferred Stock and 2,500 shares of Series B Preferred Stock issued and outstanding.

<F**> less than 1%

<F1>  Except as otherwise indicated, each named holder has, to the Company's knowledge, sole voting and investment power with respect to the shares indicated.

<F2>  Includes 48,000 shares owned of record by Mr. DeBaene's father, 51,000 shares owned of record by Mr. DeBaene's mother, and 28,150 shares owned of record by Mr. DeBaene's sister. Does not include shares owned of record by Elizabeth Cotter, Mr. DeBaene's wife.

<F3>  Ms. Cotter is the spouse of David N. DeBaene.

<F4>  Includes shares issuable upon exercise of 12,500 non-qualified stock options.

<F5>  Does not include Series B Preferred Stock,  shares of Common Stock issuable upon conversion of Series B Preferred Stock or shares of Common Stock issuable upon exercise of outstanding warrants owned of record by ULLICO, of which Mr. Canapary serves as Vice President - Investments.

<F6>  Includes shares issuable upon exercise of 136,200 common stock purchase warrants (the "time warrants") but does not include shares issuable upon exercise of 96,624 common stock purchase warrants, which are exercisable only upon certain vesting conditions (the "performance warrants"). See "Certain Relationships and Related Transactions."

<F7>  Includes 20,000 shares of Common Stock issuable upon conversion of
      Series A Preferred Stock.

<F8>  Includes 500,000 shares of Common Stock issuable upon conversion of
      Series B Preferred Stock as well as 799,000 shares issuable upon exercise of outstanding warrants. See "Item 1 Business -- Recent Developments -- Private Placement of Series B Preferred Stock."

      Escrow of Shares. In accordance with the requirements of certain state securities administrators, certain of the Company's principal stockholders have agreed to place into escrow an aggregate of 700,000 shares (the "Escrow Shares") of the 875,000 shares of Common Stock held by them. Under the escrow agreement, the Escrow Shares will be ratably released to the holders in 25% increments on the sixth, seventh, eighth and ninth anniversaries, respectively, of the initial public offering. If the Company meets or exceeds certain net earnings or stock price targets, the release of the Escrow Shares will be accelerated. Additionally, in accordance with the requirements of another state securities administrator, the holdings of all officers, directors and post-offering five percent (5%) stockholders are subject to certain lock-up restrictions until January 1999.

      Possible Change In Control.   Pursuant to its agreements with ULLICO,
the Series B Preferred Stock holders shall be entitled to elect one director out of the seven authorized directors of the Company's board and one director out of the three directors comprising the Company's Compensation Committee. If certain events occur or do not occur, such as the failure to pay either a PIK Dividend or cash dividend to the Series B Preferred Stock holders, the holders of the Series B Preferred Stock shall be entitled, immediately upon giving written notice, to elect the smallest number of directors that will constitute a majority of the authorized number of directors. Moreover, ULLICO holds Series B Preferred Stock which is currently convertible into 500,000 shares of Common Stock, and holds warrants to purchase 799,000 shares of Common Stock. Pursuant to its agreements with ULLICO, in the event the Company does not reach certain performance milestones, the Series B Preferred Stock held by ULLICO may be converted into a greater number of shares of the Company's Common Stock than provided for upon conversion if the performance targets are met. As a result, ULLICO could potentially obtain a substantial controlling interest in the Company. There can be no assurance that the Company will be able to meet the performance targets set forth in the applicable agreements and, therefore, avoid a possible change in control of the Company's capital stock. Such a change in control may result in fundamental changes to the management of the Company and the character of its business.

ITEM 12.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Consulting Agreements

      Warrants to Messrs. Durkin and Lussier. In connection with their agreement to provide financial consulting services to the Company for a three (3) year period commencing August 1996, the Company issued on August 6, 1996 to each of Messrs. Joseph Lussier and William Durkin, warrants to purchase 232,824 shares of Common Stock expiring August 7, 2003, or a total of 465,648 shares. The warrants are divided into two (2) classes, time warrants which contain vesting provisions based solely on the expiration of time, and performance warrants, containing vesting provisions based upon the price of the Company's Common Stock during various periods. Messrs. Durkin and Lussier received 136,200 time warrants and 96,624 performance warrants each. As of the date of this report, none of the performance warrants have vested, half of said performance warrants have expired, and the balance of the performance warrants may potentially vest, depending on satisfaction of the vesting conditions contained therein. At the date hereof, all of the time warrants have vested and are exercisable. The exercise price of all of the warrants is $4.00 per share, subject to adjustment under certain circumstances. Messrs. Lussier and Durkin are affiliated with Merit Capital Associates, Inc., the underwriter of the Company's Public Offering.

      Mission Bay Consultants, Inc. On April 2, 1997, the Company entered into a one (1) year Consulting Agreement with Mission Bay Consulting, Inc., a financial public relations firm ("Mission Bay"), for certain financial consulting services. In connection with this Consulting Agreement the Company issued to Mission Bay an option under the Company's 1995 Stock Option Plan to purchase an aggregate of 200,000 shares of common stock, and also issued 28,000 shares of common stock under the 1995 Stock Option Plan. The Company has also agreed to reimburse Mission Bay for its accountable expenses incurred in connection with the Agreement. In September 1997, in consideration of the extension of the Consulting Agreement, 50,000 of said options were surrendered, and the Company issued 50,000 shares of Common Stock to Mission Bay Consulting under the 1995 Stock Option Plan. In January 1998, the Company issued 9,500 shares to an employee of Mission Bay Consulting, in consideration of services rendered outside of the scope of the Consulting Agreement.

Related Party Loans

      As disclosed in the Notes to the financial statements, the Company has from time to time borrowed money from or loaned money to related parties.
At February 28, 1998, the Company owed approximately $25,000 in the aggregate to the parents of David N. DeBaene and a corporation which they control. These loans are not interest bearing and will be repaid out of operating cashflow. In addition, at February 28, 1998, David N. DeBaene
owed approximately $10,000 to the Company.   This loan is not interest
bearing.

Stockholders Agreement

      A Stockholders Agreement dated April 9, 1998 (the "Stockholders Agreement") was entered into among ULLICO, the Company, David N. DeBaene, Annette DeBaene, Norman DeBaene, Thomas Lisi, and Steev Panneton (each, a "Holder"). The Stockholders Agreement provides that the Company shall have a right of first refusal before any shares of Common Stock may be transferred by any Holder. ULLICO has a right of second refusal and co-sale rights, if the Company does not elect to buy all of the securities it is offered. If ULLICO enters into an agreement to transfer, sell or otherwise dispose of all of its Preferred Stock, Warrants and any Common Stock issued upon conversion or exercise of the former ("Purchased Shares") (such agreement referred to as a "Tag-Along Sale"), each Holder has the right to participate in the Tag-Along Sale. If ULLICO, alone or with another person, accepts an offer from any party who is unaffiliated with it to purchase any Purchased Shares which results in such party having the ability to elect a majority of the Company's Board of Directors, then, at the request of ULLICO, each Holder shall sell all shares of Common Stock held by such Holder (referred to as a "Drag-Along Sale").

      All future material affiliated transactions and loans will be made or entered into on terms that are no less favorable to the Company than those that can be obtained from unaffiliated third parties; and all future material affiliated transactions and loans, and any forgiveness of loans, will be approved by a majority of the independent outside members of the Company's board of directors who do not have an interest in the transactions.

                                   PART IV

ITEM 13.  EXHIBITS, LIST AND REPORTS ON FORM 8-K

List of Exhibits

      The exhibits that are filed with this report or that are incorporated herein by reference are set forth in the Exhibit Index appearing on page E-I hereof.

      (b)  Reports on Form 8-K

      No reports on Form 8-K were filed during the last quarter of fiscal
1998.


                                 SIGNATURES

      Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       JD AMERICAN WORKWEAR, INC.


Date: June 11, 1999                    By: /s/ David N. DeBaene
                                           David N. DeBaene, President

      Pursuant to the requirements of the Securities Exchange Act of 1934, this Report is signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

    Signatures                         Title                         Date
    ----------                         -----                         ----

/s/ David N. DeBaene       Chairman of the Board, President      June 11, 1998
David N. DeBaene           and Chief Executive Officer
                           (Principal Executive Officer)

/s/ Anthony P. Santucci    Treasurer, Chief Financial Officer,   June 11, 1998
Anthony P. Santucci        Secretary and Director (Principal
                           Financial Officer)

/s/ Thomas A. Lisi         Director                              June 11, 1998
Thomas A. Lisi

/s/ Elizabeth Cotter       Director                              June 11, 1998
Elizabeth Cotter

/s/ Dean M. Denuccio       Director                              June 11, 1998
Dean M. Denuccio

/s/ Steev Panneton         Director                              June 11, 1998
Steev Panneton

/s/ Herbert Canapary       Director                              June 11, 1998
Herbert Canapary


                                EXHIBIT INDEX

                                                                              Sequentially
     Incorporated Documents                    SEC Exhibit Reference            Numbered
     ----------------------                    ---------------------          ------------

2.1   Form of Conversion Agreement          As filed with the Registrant's         N/A
      between the Registrant and certain    Form SB-2 on October 27, 1995,
      holders of the Registrant's 10%       File No. 33-98486
      Secured Notes, 12% Subordinated
      Notes and 20% Demand Notes

3.1   Certificate of Incorporation of the   As filed with the Registrant's         N/A
      Registrant, as amended                Form SB-2, on October 27, 1995,
                                            File No. 33-98486

3.2   By-Laws of the Registrant,            As filed with the Registrant's         N/A
      as amended                            Form SB-2 on October 27, 1995,
                                            File No. 33-98486

4.1   Form of Warrant Agreement             As filed with the Registrant's         N/A
                                            Form SB-2, on October 27, 1995,
                                            File No. 33-98486

4.2   Form of Warrant of the Registrant     As filed with the Registrant's         N/A
      issued in the Registrant's January    Form SB-2 1995 Private Placement
                                            on October 27, 1995, File No.
                                            33-98486

4.3   Form of Unit Purchase Option issued   As filed with the Registrant's         N/A
      to Merit Capital Associates, Inc.     Form SB-2 on October 27, 1995,
                                            File No. 33-98486

4.4   Form of 11% Convertible Subordinated  As filed with the Registrant's         N/A
      Note of the Registrant issued in the  Form SB-2 on October 27, 1995,
      Registrant's August, 1995 Private     File No. 33-98486
      Placement


4.5   Form of Warrant of the Registrant     As filed with the Registrant's         N/A
      issued in the Registrant's August,    Form SB-2 on October 27, 1995,
      1995 Private Placement                File No. 33-98486

4.6   Securities Purchase Agreement         As filed with the Registrant's         N/A
      dated April 9, 1998                   Form 8-K on April 15, 1998

4.7   Certificate of Designation of         As filed with the Registrant's         N/A
      Series B Preferred Stock.             Form 8-K on April 15, 1998

4.8   Stockholders' Agreement dated         As filed with the Registrant's         N/A
      April 9, 1998.                        Form 8-K on April 15, 1998

4.9   Registration Rights Agreement dated   As filed with the Registrant's         N/A
      April 9, 1998                         Form 8-K on April 15, 1998

4.10  Warrant Certificate issued to ULLICO  As filed with the Registrant's         N/A
                                            Form 8-K on April 15, 1998

4.11  Escrow Agreement                      As filed with the Registrant's         N/A
                                            Form 8-K on April 15, 1998

10.1  Lease Agreement for the Registrant's  As filed with the Registrant's         N/A
      Coventry, RI facility                 Form SB-2 on October 27, 1995,
                                            File No. 33-98486

10.2  Loan Agreement with Home Loan         As filed with the Registrant's         N/A
      and Investment Bank                   Form SB-2 on October 27, 1995,
                                            File No. 33-98486

10.3  Employment Agreement with             As filed with the Registrant's         N/A
      David N. DeBaene                      Form SB-2 on October 27, 1995,
                                            File No. 33-98486

10.4  Employment Agreement with             As filed with the Registrant's         N/A
      Elizabeth Cotter                      Form SB-2 on October 27, 1995,
                                            File No. 33-98486

10.5  Consulting Agreement with             As filed with the Registrant's         N/A
      Thomas A. Lisi                        Form SB-2 on October 27, 1995,
                                            File No. 33-98486

10.6  Overseas Agency Agreement with        As filed with the Registrant's         N/A
      Geronimo Leathers                     Form SB-2 on October 27, 1995,
                                            File No. 33-98486

10.7  Registrant's 1995 Stock Option Plan   As filed with the Registrant's         N/A
                                            Form SB-2 on October 27, 1995,
                                            File No. 33-98486

10.8  Form of Option Agreement under the    As filed with the Registrant's         N/A
      Registrant's 1995 Stock Option Plan   Form SB-2 on October 27, 1995,
                                            File No. 33-98486

10.9  Form of Sales Representative          As filed with the Registrant's         N/A
      Agreement                             Form SB-2 on October 27, 1995,
                                            File No. 33-98486

10.10 Special Accounts Director Agreement   As filed with the Registrant's         N/A
      with Shawnmark Industries dated       Form SB-2 on October 27, 1995,
      July 25, 1995                         File No. 33-98486

16.1  Letter of Richard A. Eisner, LLP      As filed with the Registrant's         N/A
      dated May 6, 1998                     Form 8-K on May 13, 1998

99.1  United States Patent #5,038,408       As filed with the Registrant's         N/A
                                            Form SB-2 on October 27, 1995,
                                            File No. 33-98486

99.2  United States Patent #5,634,215       As filed with the Registrant's         N/A
                                            Form SE on June 11, 1998

Filed Herewith

4.12  Certificate of Designations of
      Series A Preferred Stock

23.1  Consent of BDO Seidman, LLP

27    Financial Data Schedule


                          JD AMERICAN WORKWEAR, INC

                           _______________________


                            FINANCIAL STATEMENTS

               For the years ended February 28, 1998 and 1997


BDO      BDO Seidman, LLP                 40 Broad Street, Suite 500
         Accountants and Consultants      Boston, Massachusetts 02109-4307
                                          Telephone:(617) 422-0700
                                          Fax: (617) 422-0909

                       REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of JD American Workwear, Inc.

We have audited the accompanying balance sheet of JD American Workwear, Inc. as of February 28, 1998, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These Financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with general accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall
financial statement presentation.   We believe that our audit provides a
reasonable basis for our opinion.

In our opinion, the 1998 financial statements referred to above present fairly, in all material respects, the financial position of JD American Workwear, Inc. at February 28, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principals.

The accompanying financial statements for 1998 have been prepared assuming the Company will continue as a going concern. However, through February 28, 1998, the Company has experienced substantial losses and at February 28, 1998 had an accumulated deficit of approximately $4,500,000, has not paid all obligations as they became due and expects to incur additional losses before it achieves profitable operations, which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to this matter is discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO Seidman, LLP

BDO Seidman, LLP

Boston, Massachusetts
May 20, 1998
June 12, 1998 as to Notes 1 and 10


                                           Richard A. Eisner & Company, LLP
                                                  Accountants & Consultants
RAE

                        INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
 JD American Workwear, Inc.

We have audited the accompanying statements of operations, changes in stockholders' equity and cash flows of JD American Workwear, Inc. for the year ended February 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with general accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall
financial statement presentation.   We believe that our audit provides a
reasonable basis for our opinion.

In our opinion, the 1997 financial statements enumerated above present fairly, in all material respects, the results of operations of JD American Workwear, Inc. and its cash flows for the year ended February 28, 1997, in conformity with generally accepted accounting principals.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. However, at February 28, 1997, the Company had a working capital deficiency and a capital deficiency which raised substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are discussed in
Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Richard A. Eisner & Company

Cambridge, Massachusetts
May 30, 1997


                         JD AMERICAN WORKWEAR, INC.
                                BALANCE SHEET

                                                             February 28,
                                                                 1998
                                                             ------------

ASSETS (Note 4)
Current Assets:
Cash and cash equivalents                                     $   16,932
Accounts receivable, net of allowance for doubtful
 accounts of $16,900                                             203,685
Inventories (Note 2)                                           1,057,784
Prepaid expenses, current portion                                229,859
Loans receivable, employees                                       17,419
                                                              ----------
      Total current assets                                     1,525,679

Property and equipment, net (Note 3)                              75,369
Intangible assets, net (Note 3)                                   57,547
Prepaid expenses, long-term                                      182,713
Other assets                                                      15,032
                                                              ----------
                                                              $1,856,340
                                                              ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt (Note 4)                    $  868,325
Accounts payable and accrued expenses                            234,412
Accrued interest on notes payable                                 85,958
Short-term loans                                                  11,774
                                                              ----------
      Total current liabilities                                1,200,469
                                                              ----------
Long-term debt, net of current portion (Note 4)                  101,830

Commitments and contingencies (Notes 5 and 6)

Stockholders' equity  (Notes 6, 7 and 10):
  Preferred stock, Series A, $.001 par value;
   authorized 1,000,000 shares; issued and outstanding,
   313 shares (liquidating preference $782,500)
  Common stock, $.002 par  value; authorized
   4,500,000 shares; issued and outstanding,
   1,984,899 shares                                               3,970
Additional paid-in-capital                                    5,046,637
Accumulated deficit                                          (4,496,566)
                                                             ----------
      Total stockholders' equity                                554,041
                                                             ----------
                                                             $1,856,340
                                                             ==========

The accompanying notes are an integral part of the financial statements.


                         JD AMERICAN WORKWEAR, INC.
                          STATEMENTS OF OPERATIONS

                                                      Years Ended
                                              -----------------------------
                                              February 28,     February 28,
                                                 1998             1997
                                              ------------     ------------

Net Sales                                     $   482,880      $   513,233

Cost of goods sold                                245,894          316,350
                                              -----------      -----------

      Gross profit                                236,986          196,883

Selling, general and administrative
 expenses (Notes 5 and 6)                       1,229,214          844,490
                                              -----------      -----------

      Loss from operations                       (992,228)        (647,607)

Interest expense, net                            (169,881)        (156,601)
                                              -----------      -----------

Net loss                                      $(1,162,109)     $  (804,208)
                                              ===========      ===========

Basic and diluted net loss per common share   $     (0.63)     $(     0.48)
                                              ===========      ===========

Weighted average shares outstanding             1,855,859        1,676,305
                                              ===========      ===========

The accompanying notes are an integral part of the financial statements.


                         JD AMERICAN WORKWEAR, INC.
                          STATEMENTS OF CASH FLOWS


                                                       Years Ended
                                              -----------------------------
                                              February 28,     February 28,
                                                  1998             1997
                                              ------------     ------------

Cash flows from operating activities:
Net loss                                      $(1,162,109)     $  (804,208)
  Adjustments to reconcile net loss to
   net cash used by operating activities:
  Depreciation and amortization                    69,810           47,959
  Securities issued for services                  314,242                0
  Changes in operating assets and liabilities:
    Accounts receivable                            18,298         (213,552)
    Inventories                                  (228,893)        (201,411)
    Prepaid expenses and other assets             (38,994)          (8,773)
    Accounts payable and accrued expenses          73,679         (203,691)
                                              -----------      -----------
Net cash used by operating activities            (953,967)      (1,383,676)
                                              -----------      -----------

Cash flows from investing activities:
  Capital expenditures                            (13,284)         (28,773)
Net cash used by investing activities             (13,284)         (28,773)

Cash flows from financing activities:
  Exercise of stock options                       412,500                0
  Proceeds from notes and long-term debt          233,000           15,024
  Proceeds from sales of common and
   preferred stock                                782,500          544,888
  Issuance costs for common and preferred
   stock                                         (122,575)         (14,985)
  Principal payments on notes and
   long-term debt                                (328,876)        (345,602)
                                              -----------      -----------
Net cash provided by financing activities         976,549          199,325
                                              -----------      -----------

Increase (decrease) in cash and cash
 equivalents                                        9,298       (1,213,124)
Cash and cash equivalents, beginning of year        7,634        1,220,758
                                              -----------      -----------
Cash and cash equivalents, end of year        $    16,932      $     7,634
                                              ===========      ===========

Supplemental cash flow disclosures:
  Interest paid                               $    62,793      $    58,300
                                              ===========      ===========

See Notes 6 and 7 for information relating to certain non-cash transactions

The accompanying notes are an integral part of the financial statements.


                          JD AMERICAN WORKWEAR, INC.
                STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                   Years Ended February 28, 1998 and 1997
                             (Notes 6, 7 and 10)

                                         Common stock          Preferred stock        Additional
                                       $.002 Par Value         $.001 Par Value         Paid-in       Accumulated
                                      Shares      Amount      Shares      Amount       Capital         Deficit        Total
                                      ------      ------      ------      ------      ----------     -----------      -----

Balance, February 29, 1996          1,564,225     $3,128                              $2,450,700    ($2,530,249)  $  (76,421)

Initial public offering of
 stock, net                            77,768        156                                 422,401                     422,557
Shares issued to retire debt           63,440        127                                 253,634                     253,761
Shares issued for services              3,000          6                                   4,494                       4,500
Warrants issued for services                                                              60,000                      60,000
Net loss                                                                                               (804,208)    (804,208)
                                   -----------------------------------------------------------------------------------------

Balance, February 28, 1997          1,708,433     $3,417          0         $0        $3,191,229    ($3,334,457)  $ (139,811)

Common shares issued for
  payment of interest                   6,975         13                                  30,681                      30,694
Common shares issued for services     107,500        215                                 430,035                     430,250
Options issued for services                 0          0                                 179,000                     179,000
Exercise of stock options             150,000        300                                 412,200                     412,500
Warrants issued for services                0          0                                  92,000                      92,000
Shares issued to retire debt            9,554         19                                  51,573                      51,592
Exercise of warrants                    2,437          6                                      (6)                          0
Issuance of preferred stock                                     313                      782,500                     782,500
Issuance costs of preferred stock                                                       (122,575)                   (122,575)
Net loss                                                                                             (1,162,109)  (1,162,109)
                                   -----------------------------------------------------------------------------------------

Balance, February 28, 1998          1,984,899     $3,970        313         $0        $5,046,637    ($4,496,566)  $  554,041
                                   =========================================================================================

The accompanying notes are an integral part of the financial statements.


                        NOTES TO FINANCIAL STATEMENTS
                         February 28, 1998 and 1997

1.  The Company and Summary of Significant Accounting Policies:

The Company

JD American Workwear, Inc. (the "Company") was incorporated in May of 1991. The Company designs, markets and distributes commercial and industrial workwear.

Substantial losses have been incurred since inception and additional future losses are anticipated as the Company continues to expand operations and establish itself in the market. During the fiscal year ended February 28, 1998, the Company completed a private offering of series "A" preferred stock. Further, subsequent to the fiscal year end, in April, 1998, the Company issued shares of series "B" preferred stock. (See Note 10.) The Company received proceeds of $2,500,000 upon the closing of the agreement of which $1,500,000 was deposited in escrow and was released to the Company on June 12, 1998 upon the Company meeting certain conditions.
Management believes that the proceeds of these offerings will enable the Company to meet its cash requirements through February 28, 1999. There can be no assurance that sufficient cash can be generated from operations or financing activities or that the Company will be able to operate profitably in the future. The Company will seek additional financing when, and if, required although there can be no assurance that such financing will be available or on terms acceptable to the Company.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when acquired, to be cash equivalents.

Inventory

Inventories are valued at the lower of cost or market using the first-in, first-out method.

Depreciation and Amortization

Property and equipment are stated at cost. The Company computes depreciation and amortization expense on a straight-line basis over the following estimated useful lives of the assets:

Asset Classification                      Estimated Useful Lives
--------------------                      ----------------------

Furniture and fixtures                    5 - 7 years
Machinery and equipment                   5 - 7 years
Office equipment                          5 - 7 years
Trucks and autos                          5 years

Leasehold improvements are stated at cost and are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the asset.

Intangible assets

Organization costs are stated at cost and are being amortized over 60 months. Loan origination fees and debt offering costs are stated at cost and are amortized over the life of the loan. Patent costs are stated at cost and are being amortized over the estimated useful life of the patent.

Revenue recognition

The Company recognizes revenues upon shipment of product.

Stock-based compensation

The Company accounts for its employee stock-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 establishes a fair-value-based method of accounting for stock-based compensation plans. The Company adopted the disclosure only alternative of SFAS No. 123 which requires disclosure of the pro-forma effects on loss and loss per share as well as certain other information.

Basic and diluted loss per share

Net loss per share is computed by dividing net loss by the weighted average number of shares of common stock for each fiscal year. Common stock equivalents are not considered in loss years because they are anti-dilutive.

In 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 128, Earnings per share. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive affects of options, warrants and convertible securities. Dilutive earnings per share is very similar to the previously reported fully diluted earnings per share.

2.  Inventories

Inventories consist of the following:

                                           February 28, 1998
                                           -----------------

      Raw materials                           $   81,637
      Work-in-process                             51,376
      Finished goods                             924,771
                                              ----------
                                              $1,057,784
                                              ==========

3.  Property, Equipment and Intangible Assets

Property and equipment, at cost, consists of the following:

                                                   February 28, 1998
                                                   -----------------

Furniture and fixtures                                 $ 25,182
Leasehold improvements                                   74,077
Machinery and equipment                                  74,923
Office equipment                                         17,091
Trucks and autos                                         19,946
                                                       --------
                                                        211,219
Less accumulated depreciation                           135,850
                                                       --------
                                                       $ 75,369
                                                       ========

Intangible assets, at cost, consists of the following:

                                                   February 28, 1998
                                                   -----------------

Patents                                                $  52,070
Debt offering costs                                      189,563
Loan financing fees                                       39,075
Organization costs                                        10,500
                                                       ---------
                                                         291,208
Less accumulated amortization                            233,661
                                                       ---------
                                                       $  57,547
                                                       =========

4.  Notes Payable and Long-Term Debt

Details of the Company's notes payable and long-term debt as of February 28, 1998 are as follows:


Note Payable to a bank at the prime rate plus 2 3/4%.
 Payable in monthly installments of approximately $6,000
 principal plus interest through August 2000, The note
 is collateralized by all Company assets and real estate
 owned by certain stockholders. The note is guaranteed in
 part by the U.S. Small Business  Administration. In
 addition, the note is personally guaranteed by certain
 stockholders of the Company.  The interest rate at
 February 28, 1998 is 11.25%.                                      $187,830

11% convertible subordinated notes due to investors.  The
 notes mature on September 30, 1998. The notes are subordinate in right of payment to all indebtedness of the Company
 outstanding as of August 15, 1995 or to be incurred in
 the future.  In conjunction with these notes, the Company
 issued warrants to purchase 112,500 shares of the Company's common stock at a price of $2.00 per share.  The warrants
 expire on September 30, 2000.  The value assigned to the
 warrants, amounting to $112,500 is being accounted for as
 a debt discount and is being amortized over the period of
 time the notes are outstanding.  The effective interest
 rate, including amortization of the discount is
 approximately 17%.  Unamortized debt discount at
 February 28, 1998 amounted to approximately $17,000.
 These notes, including accrued interest are convertible
 at the option of the holder, into common stock at $5.40
 per share, subject to adjustment as defined in the agreement.      457,045

10% note due to an investor.  The note was due on
 December 31, 1997.  The note is collateralized by a
 mortgage on real estate owned by the parents of the
 President of the Company.                                           40,000

12% note due to an investor.  The note was due on
 December 31, 1997. The note is collateralized by a
 mortgage on real estate owned by the parents of the
 President of the Company.                                           60,000

10% notes due to investors on April 30, 1998.  The
 notes are subordinated in right of payment to all
 indebtedness of the Company outstanding as of
 February 1997 or to be incurred in the future.
 The notes are collateralized by a first priority
 security interest in all inventory of the Company
 and are convertible into common stock at a rate of
 $4.00 per share, subject to adjustment as defined
 in the agreements.                                                 200,000

Non-interest bearing demand note due to a company owned
 by the parents of the President of the Company.                      4,000

Non-interest bearing demand note due to the parents
 of the President of the Company.                                    11,280

Non-interest bearing note due to a nursing home
 owned by the parents of the President of the Company
 due October 1, 2000.  The Company is to pay the lender
 1% of annual net profits commencing October 1, 1993
 until the note is paid in full.                                     10,000
                                                                   --------

      Total                                                         970,155

      Less current portion                                          868,325
                                                                   --------

      NET LONG-TERM DEBT                                           $101,830
                                                                   ========

Interest expense charged to operations related to these notes for the years ended February 28, 1998 and February 28, 1997 was $160,500 and $167,263, respectively.

See Note 7 with respect to the conversion of debt.

The scheduled repayment of debt at February 28, 1998 is as follows:

      Year ending February 28,                        Amount
      ------------------------                        ------

               1999                                  $868,325
               2000                                    91,830
               2001                                    10,000
                                                     --------
                                                     $970,155
                                                     ========

5.  Related Party Transactions:

As stated in Note 4, the Company has had certain borrowing transactions with related parties. Certain of these related party obligations are not formalized by any written agreements and per management and the related parties, are non-interest bearing. Accordingly, for the years ended February 28, 1998 and February 28, 1997 there has been no interest expense charged to operations related to these obligations.

One of the Company's stockholders, who is also a director of the Company, and a principal stockholder in a corporation that has provided consulting services to the Company, entered into an agreement whereby the corporation has the right to bid on future overseas production of the Company. This agreement does not contain any minimum payments. Under another consulting arrangement with the Director, he received approximately $28,300 during 1998 in consulting fees for marketing assistance provided to the Company. See Note 6 with regards to a consulting agreement between the Company and the aforementioned Director of the Company.

A former director of the Company, who is also a warrant holder, is a partner of a law firm that provides various legal services to the Company. During fiscal 1998 and 1997, fees of approximately $28,000 and $39,000 were incurred, respectively.

6.  Commitments and Contingency:

Employment agreements

The Company has an employment agreement with one key employee providing for compensation of $105,000 for the fiscal year ended February 28, 1998, with annual increases of $20,000 through February 2000. The agreement also contains a bonus stipulation based upon a percentage of the Company's pre-tax income (as defined) for each fiscal year in accordance with a sliding scale schedule contained in the agreement. No bonus is earned unless and until the Company earns pre-tax income in excess of $5 million.

Lease Obligations

During 1996 the Company leased facilities in West Warwick and Coventry, Rhode Island which leases expire through April 30, 1999. The Company may continue to occupy the facilities under a tenant at will agreement upon the expiration of the lease, until 30 days notice from either party, at a rate of approximately $2,685 per month. The Coventry lease agreement contains an option which expires on October 30, 1999 whereby the Company may purchase the Coventry facility for $150,000.

Future annual rent under this lease is as follows:

      Year ending February 28,                              Amount
      ------------------------                              ------

               1999                                        $28,795
               2000                                          4,000
                                                           -------
                                                           $32,795
                                                           =======

Rent expense charged to operations for each of the years ended February 28, 1998 and February 28, 1997, was approximately $32,000.

Consulting agreements

The Company has entered into a consulting agreement with one of its directors, whereby, the Company paid the director a minimum of $10,000 annually through February 28, 1998. The agreement renews automatically for periods of one year until terminated by either party.

In connection with their agreement to provide financial consulting services to the Company for a three year period commencing August 1996, the Company issued on August 6, 1996 to each of Messrs. Joseph Lussier and William Durkin, warrants to purchase 232,824 shares of Common Stock expiring August 7, 2003, or a total of 465,648 shares. The warrants are divided into two classes, time warrants which contain vesting provisions based solely on the expiration of time, and performance warrants, containing vesting provisions based upon the price of the Company's Common Stock during various periods. Messrs. Durkin and Lussier received 136,200 time warrants and 96,624 performance warrants each.
As of the date of this report, none of the performance warrants have vested, but a portion of such warrants may potentially vest, depending on satisfaction of the vesting conditions contained therein. At the date hereof, an aggregate of 217,920 (or 108,960 per holder) of the time warrants have vested and are exercisable. The exercise price of all of the warrants is $4.00 per share, subject to adjustment under certain circumstances. Messrs. Lussier and Durkin are affiliated with Merit Capital Associates, Inc., the underwriter of the Company's Public Offering. As permitted by generally accepted accounting principles, the warrants were valued at the estimated value of the services to be performed. The Company does not expect that the performance warrants will vest. The value assigned to the warrants is being amortized over the term of the consulting agreements, resulting in amortization expense of $92,000 and $60,000 in the fiscal years ended February 28, 1998 and 1997, respectively.

In fiscal 1998, the Company entered into a consulting agreement which has since been terminated. Pursuant to this agreement, 20,000 shares of restricted common stock was issued as compensation for services.

Also in fiscal 1998, the Company entered into a consulting agreement which expires in August, 1999. The agreement provides for commissions to be paid at a rate of 10% (ten percent) of paid invoices; in cash or in common stock, not to exceed 300,000 shares, at the option of the consultant.

7.  Capitalization

Public offering of securities

In February 1996, the Company completed a first closing of its initial public offering of units (as defined below) whereby the Company sold 250,000 units for net proceeds, after offering costs, of approximately $1,044,000. Each unit consists of one share of common stock and one redeemable Class A common stock purchase warrant. The Class A warrants, which expire in January 2001, enable the holder to purchase a unit for $7.00, subject to adjustments, consisting of one share of common stock and one redeemable Class B warrant. Each Class B warrant will enable the holder to purchase one share of common stock for $8.00, subject to adjustment. The Class B warrants also expire in January 2001.

In April 1996, the Company had a second closing of its initial public offering of units whereby the Company sold an additional 77,768 units for net proceeds, after offering costs, of approximately $425,000.

In February and April 1996, the underwriter of the public offering, pursuant to the underwriting agreement, received options to purchase 32,768 units at a price of $8.4375 per unit. The options became exercisable in January 1998 and expire in January 2001.

In conjunction with the offering, the holders of certain notes payable exercised their right of conversion and converted approximately $1,134,000 of notes and accrued interest thereon into 349,225 shares of common stock.

Preferred stock

The Company sold 313 shares of Series A 10% Mandatorily Convertible Preferred Stock through a Private Placement dated August 26, 1997, at a price of $2,500 per Preferred Share. Dividends, when and if declared, are payable at a rate of 10% annually, payable in kind at the option of the
Company.   Each Preferred Share is convertible at the option of the holder into Common Stock at a conversion price of $2.50 per share of Common Stock, subject to adjustment. The shares convert automatically upon the registration of the underlying common stock issuable upon the conversion. Holders of Series A Preferred Stock vote on an as converted basis with the common stockholders.

Common stock options

The Company's 1995 Stock Option Plan provides for the granting of stock and options to purchase stock up to 250,000 shares of common stock. Option activity for the years ended February 28, 1998 and February 28, 1997 is summarized as follows:

                                                             Weighted-average
                                                  Number      exercise price
                                                of Shares        per share
                                                ---------    ----------------

Options outstanding, February 29, 1996            25,000           $1.75
     Canceled                                    (12,500)           2.00
                                                --------

Options outstanding, February 28, 1997            12,500            1.50
     Granted                                     287,500            2.78
     Exercised                                  (237,500)           2.84
     Canceled                                    (50,000)           3.25
                                                --------

Options outstanding, February 28, 1998            12,500           $1.50
                                                ========

Options for 12,500 shares are exercisable at February 28, 1998 at an exercise price and a weighted average exercise price of $1.50 per share, with a weighted average remaining contractual life of 7 years. At February 28, 1998, no shares were available for grant under the plan. See Note 7 with respect to an option to purchase units granted to the underwriter of the public offering.

In April 1997, the Company entered into a consulting agreement and a nonqualified stock option agreement with a consulting firm. In accordance with the consulting agreement, 78,000 shares of common stock were issued as compensation as well as options to purchase an additional 200,000 shares which were granted at exercise prices of $2.50 per share with respect to 100,000 options and $3.25 per share with respect to 100,000 options. Subsequently, options to purchase 50,000 shares at $3.25 were canceled. The consulting agreement expires in March 2000. Consulting expense related to the issuances of stock and stock options under the agreements of $190,200 was recorded for the fiscal year ended February 28, 1998.

The Company adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" but applies Accounting Principles Board Opinion No. 25, and related interpretations in accounting for its plans. There was no compensation expense recognized in 1998 or 1997. SFAS No. 123 requires pro forma disclosures of the compensation cost of certain awards under stock option plans. There were no awards during the years ended February 28, 1998 and 1997 requiring performa disclosures.

Warrants

The Company has issued warrants to purchase common stock in connection with the issuance of notes payable, the sale of units (Note 7), and as compensation for professional service providers. Warrants outstanding at February 28, 1998 are as follows:

                            Number      Exercise Price
Warrants to Purchase      of Shares      Per Security      Expiration Date
--------------------      ---------     --------------     ---------------

Common stock and
 Class B warrant           327,768           $7.00         January 3, 2001
Common stock               112,500           $2.00         September 30, 2000
Common stock                50,000           $1.50         December 31, 2000
Common stock                68,550           $2.00         July 31, 2000
Common stock               465,648           $4.00         August 7, 2003

Additionally, the Company has reserved 327,768 shares of common stock for exercise of the Class B warrants.

Conversion of 15% P.O. Financing Note

In July 1996, holders of the Company's 15% Purchase Order Financing Note agreed to convert the principal of $195,571 and all accrued interest thereon of $58,250 into Common Stock at a conversion price of $4.00 per share, amounting to an aggregate of 63,440 shares of Common Stock

8.  Income Taxes

At February 28, 1998, the Company had no current or deferred tax liability.

At February 28, 1998, the Company had net operating loss carryforwards for federal income tax purposes amounting to approximately $3,900,000 that expire through 2014 and had deferred tax assets due to the net operating loss carryovers and temporary differences amounting to approximately $1,500,000, all of which have been fully reserved since the likelihood of the realization of the benefits cannot be established.

The Internal Revenue Code contains provisions which may limit the net operating loss carryover available for use in any given year if significant changes in ownership interest of the Company occur.

9.  Major Customers

For fiscal 1998, the Company's three largest customers accounted for
approximately $237,000, or 49%, of the Company's net sales.   Approximately 19%
to Mason Shoe Company, approximately 11% to Depan, and approximately 19% to R &S Marketing. For fiscal 1997, the Company's four largest customers accounted for approximately $300,000 or 60% of the Company's net sales for the fiscal year, 21% to the largest customer (Mason Shoe Company), 17% to Shawnmark Industries and 11% each to JC Penney and American Linen Supply. No other customers accounted for 10% or more of such sales.

10.  Subsequent Events

On April 9, 1998, the Company authorized the issuance and sale of 3,950 shares of Series B 12% Cumulative Redeemable Convertible Preferred Stock and sold 2,500 of these shares to an investor. In addition, the Company issued a detached ten-year stock purchase warrant to purchase 799,000 shares of the Company's common stock at an exercise price of $0.01 per share to the investor for an aggregate purchase price of $2,500,000. Dividends may be paid through the issuance of additional shares of Series B preferred stock and warrants to purchase common stock. If certain events occur or do not occur, such as the failure to pay a Dividend to the Series B Preferred Stockholders, the holders of the Series B Preferred Stock shall be entitled, immediately upon giving written notice, to elect the smallest number of directors that will constitute a majority of the authorized number of directors. The Company received proceeds of $2,500,000 upon the closing of the agreement of which $1,500,000 was deposited in escrow and was released to the Company on June 12, 1998 upon the Company meeting certain conditions.

On April 15, 1998, the shareholders of the Company approved an amendment to the Company's Certificate of Incorporation that would increase the number of authorized shares of Common Stock of the Company from 4,500,000 shares to 7,500,000 shares. In addition, the shareholders of the Company approved an amendment to the 1995 Stock Option Plan and reserved an additional 500,000 shares of common stock for issuance under the plan.